Exhibit 2.1

STOCK PURCHASE AGREEMENT

dated as of

September 29, 2019

by and between

MIWD HOLDING COMPANY LLC

and

MASCO CORPORATION

relating to the purchase and sale of

100% of the shares

of

MILGARD MANUFACTURING INCORPORATED

TABLE OF CONTENTS

PAGE

Article 1

DEFINITIONS

Section 1.01. Definitions	1
Section 1.02. Other Definitional and Interpretative Provisions	14
Section 1.03. Recitals	16

Article 2

PURCHASE AND SALE

Article 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

i

Article 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Article 5

COVENANTS

Article 6

EMPLOYEE MATTERS

Section 6.01. Continued Employment of Company Employees	57
Section 6.02. Maintenance of Compensation and Benefits	57
Section 6.03. Service Credit	57
Section 6.04. Welfare Plans	57

Article 7

TAX MATTERS

Article 8

CONDITIONS TO CLOSING

Section 8.01. Conditions to Closing	64

Article 9

SURVIVAL; INDEMNIFICATION

Article 10

TERMINATION

Section 10.01. Termination	71
Section 10.02. Effect of Termination	73
Section 10.03. Termination Fee and Related Matters	73

Article 11

MISCELLANEOUS

ANNEXES

Annex A – Form of Transition Services Agreement

Annex B – Closing Tax Allocation Statement
Annex C – Section 336(e) Election Agreement

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (together with the annexes, schedules, appendices and exhibits hereto and as this Agreement and any of the foregoing may be amended from time to time in accordance with its terms, this “Agreement”) dated as of September 29, 2019 by and between MIWD Holding Company LLC, a Delaware limited liability company (“Buyer”), and Masco Corporation, a Delaware corporation (“Seller”), relating to the purchase and sale of 100% of the shares of Milgard Manufacturing Incorporated, a Washington corporation (the “Target Company”).

W I T N E S S E T H:

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding shares of capital stock of the Target Company (the “Shares”);

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Shares upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, prior to the execution of this Agreement, Seller assigned certain liabilities arising out of the Business to the Target Company pursuant to the terms of the Assignment and Assumption Agreement dated August 23, 2019 by and between Seller and the Target Company and as amended by that certain letter agreement by and between Seller and the Target Company dated as of date hereof (the “Assignment and Assumption Agreement”); and

WHEREAS, the Target Company entered into the Assignment and Assumption Agreement in consideration of Seller’s willingness to proceed with the transactions contemplated by this Agreement and the benefits that will accrue to the Target Company by virtue of those transactions, and Seller is entering into this Agreement in reliance on the Assignment and Assumption Agreement.

ACCORDINGLY, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged and agreed), the parties hereto agree as follows:

Article 1
DEFINITIONS

Section 1.01.      Definitions. (a) In this Agreement, the following words and expressions shall have the following meanings:

“Accounting Principles” means the accounting principles, practices and methodologies used in the preparation of the Audited Balance Sheets, except as set forth on Section 1.01(a)(i) of the Seller Disclosure Schedules.

“Action” means an action, arbitration, audit, claim, examination, hearing, investigation, mediation, litigation or suit (whether civil, criminal or administrative),

pending, commenced, brought, conducted or heard before, any Governmental Authority, mediator or arbitrator.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that, unless otherwise specified, none of the Companies shall be considered an Affiliate of Seller, and Seller shall not be considered an Affiliate of any of the Companies. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings under this Agreement.

“Antitrust Laws” shall mean the Sherman Act, 15 U.S.C. §§ 1-7; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. § 41-58; and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Law” means, with respect to any Person, all applicable transnational, domestic or foreign federal, state, local or municipal laws, rules, regulations, ordinances, directives, tariffs, statutes, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, and all other laws of, or having an effect in, any jurisdiction from time to time, any rules of any stock exchange on which the shares of any party (or its holding company) are listed and any binding order, decree or ruling of any Governmental Authority having jurisdiction with respect to such Person.

“Balance Sheet Date” means the date of the Unaudited Balance Sheet.

“Business” means the business, as conducted on the date of this Agreement by the Companies, of manufacturing and selling vinyl, fiberglass and aluminum windows and patio doors for home improvement, new home construction and retailing in the United States under the brand MILGARD.

“Business Day” means any day, other than a Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Cash” means, with respect to any Person as of any time, the cash and cash equivalents (including marketable securities and short-term investments) held by such Person at such time, and shall include checks, ACH transactions and other wire transfers and drafts deposited or available for deposit for the account of such Person at such time, provided that (a) Cash shall be calculated net of issued but uncleared checks and drafts written or issued by or to any of the Companies and (b) to the extent any amount required to calculate Cash on the relevant calculation date is denominated in a government issued currency, other than U.S. dollars, such amount shall be translated into U.S. dollars using the exchange rate applicable to obligations payable in the relevant foreign currency published in the U.S. east coast edition of The Wall Street Journal on the applicable calculation date.

“Claims Administration” means the processing of claims made under the Available Insurance Policies, including, but not limited to, the reporting of claims to the insurance carrier, management and defense of claims and providing for appropriate releases upon settlement of claims.

“Closing Cash” means the aggregate amount of Cash of the Companies as of the Reference Time; provided that, for the sake of clarity, Closing Cash shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.08.

“Closing Date” means the date of the Closing.

“Closing Indebtedness” means the aggregate amount of Indebtedness as of the Reference Time; provided that, for the sake of clarity, Closing Indebtedness shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.08.

“Closing Net Working Capital” means Net Working Capital as of the Reference Time; provided that, for the sake of clarity, Closing Net Working Capital shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.08.

“Closing Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Closing Net Working Capital minus (b) Target Net Working Capital.

“Closing Purchase Price” means $725,000,000, plus (a) the Closing Net Working Capital Adjustment Amount, if any, minus (b) Closing Indebtedness, if any, plus (c) Closing Cash, minus (d) Transaction Expenses, each as finally determined pursuant to Section 2.06.

“Code” means the Internal Revenue Code of 1986.

“Combined Tax” means (i) any Tax with respect to which any Company has filed or will file a Tax Return with a member of any Seller Group on an affiliated, consolidated, combined or unitary group basis pursuant to Section 1501 of the Code or any comparable provision under Applicable Law (other than a group that consists solely of the Companies) and (ii) any income or franchise Tax payable to any U.S. state or local or non-U.S. taxing jurisdiction in which any Company has filed or will file a Tax Return with a member of any Seller Group on an affiliated, consolidated, combined or unitary group basis with respect to such Tax (other than a group that consists solely of the Companies).

“Company” means each of the Target Company and any Target Subsidiary, all of the foregoing collectively, the “Companies.”

“Company Benefit Plan” means any Employee Benefit Plan (other than any plan, program or arrangement sponsored by a Governmental Authority) that is sponsored or maintained by any of the Companies or to which any of the Companies is a party.

“Company Employee” means any individual who, as of immediately prior to the Closing Date, is employed by any Company.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by any Company.

“Company Privacy Policy” means each external or internal privacy policy of any of the Companies in effect since January 1, 2017, including any policy relating to the collection, storage, use, disclosure or transfer of the Companies’ data or information with respect to users of any of the Companies’ products, services or websites.

“Confidentiality Agreement” means the Confidentiality Agreement between Buyer and Seller dated as of June 7, 2019.

“Contract” means any written and legally binding executory contract, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note or other written and legally binding commitment or undertaking.

“Covered Tax” means any Tax of any of the Companies imposed with respect to a Pre-Closing Tax Period or with respect to any Seller Group, other than (a) Taxes attributable to actions taken by Buyer or its Affiliates after the Closing outside of the ordinary course of business (except for actions contemplated by this Agreement), and (b) Taxes arising from a breach by Buyer of any covenant or agreement contained herein.

“Damages” means all damage, loss, liability and expense (including reasonable and documented out-of-pocket expenses of investigation and reasonable and documented out-of-pocket attorneys’ fees and expenses in connection with any Action whether involving a Third Party Claim or a claim solely between the parties hereto); provided that, notwithstanding the foregoing, “Damages” shall not include any punitive, exemplary, incidental, indirect, consequential damages or other speculative form of damages or any damages based on diminution in value, a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization) or of any other financial metric (in each case, whether trailing, forward or otherwise) except, in the case of punitive and exemplary damages, to the extent actually required to be paid pursuant to a Third Party Claim that has been Finally Determined.

“Data Breach” means the confirmed unauthorized access or acquisition of User Data by any Person.

“Debt Financing Provisions” means, collectively, Section 11.03 (Successors and Assigns), Section 11.05 (Amendment and Waiver), Section 11.08 (Third Party Rights), Section 11.11 (Jurisdiction), Section 11.13 (Specific Performance), Section 11.14 (Waiver of Jury Trial) and Section 11.15 (Non-Recourse Against Debt Financing Sources; Waiver of Certain Claims) of this Agreement.

“Debt Financing Sources” means the Persons that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing, including the parties to any debt commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Employee Benefit Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA or (b) any other plan, contract, policy, program, agreement, or arrangement providing compensation or benefits to any current or former director, officer, or employee of the Companies (or to any dependent or beneficiary thereof) including those intended to provide medical, health care, hospitalization, dental, vision, health care reimbursement, life insurance, death, disability, severance or termination pay or benefits, sickness or accident, legal services, dependent care, on-site day care facilities, sick child care, cafeteria, flexible spending account, adoption assistance, tuition assistance, transportation benefits, pension, profit-sharing, stock bonus, stock purchase, equity or equity-based awards, retirement, post-retirement, retention, change in control, incentive, bonus, deferred compensation, salary continuation, supplemental unemployment, vacation or holiday benefits, or other compensatory or health or welfare benefit plan, contract, policy, program, agreement, or arrangement, in each case (w) in which Company Employees participate, (x) that is maintained, sponsored or contributed to by the Companies or to which the Companies have an obligation to contribute, (y) under which the Companies have any obligation or liability (including contingent liability) or (z) pursuant to which any Company is a party.

“Environmental Laws” means any and all statutes, laws, regulations and rules, in each case as in effect on the date hereof, that have as their principal purpose the protection of the environment.

“Equity Interests” means any (a) shares or units of capital stock or voting or other equity securities, (b) membership interests or units, (c) other interest or participation (including phantom shares, units or interests) that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (d) subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire any of the interests in (a) (c), or any other equity securities or (e) securities convertible into or exercisable or exchangeable for any of the interests in (a) (d) or any other equity securities.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each trade or business (whether or not incorporated) which together with any Company would be considered a single employer within the meaning of Section 4001 of ERISA or Section 414 of the Code.

“Estimated Closing Purchase Price” means, $725,000,000, plus (a) Estimated Net Working Capital Adjustment Amount, minus (b) Estimated Closing Indebtedness, plus (c) Estimated Closing Cash, minus (d) Estimated Transaction Expenses.

“Estimated Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Estimated Closing Net Working Capital minus (b) Target Net Working Capital.

“Financing Parties” means (a) the Debt Financing Sources and their respective Affiliates, and, in each case, their respective successors and assigns, (b) Affiliates or Representatives of the Persons identified in clause (a), in each case, in their respective capacities as such, and, in each case, their respective successors and assigns and (c) the funding sources of the Persons identified in clause (a) and clause (b) and, in each case, their respective successors and assigns (and each such Person is referred to herein as a “Financing Party”).

“Finally Determined” means (a) in respect of any Third Party Claim, that such claim has been resolved by (i) a written settlement entered into in accordance with this Agreement or (ii) a judicial decision, arbitral award or binding order of a Governmental Authority with competent jurisdiction (in each case without any possibility of appeal or where the time for appeal has expired) and (b) in respect of any other claim, that such claim has been resolved by (i) a written agreement between the Indemnifying Party and the Indemnified Party or (ii) a judicial decision or binding order of a Governmental Authority with competent jurisdiction (in each case without any possibility of appeal or where the time for appeal has expired) that, if applicable, complies with Section 11.11 of this Agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state, local or municipal government (including any subdivision, court, administrative agency, regulatory body or commission or other authority thereof), or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority, including any Taxing Authority.

“Hazardous Substances” means any pollutant, contaminant or any toxic, radioactive or otherwise hazardous substance, as such terms are defined in, or identified pursuant to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means all obligations (including in respect of principal, interest, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges (including those arising as a result of the discharge of such amount owed and payments or premiums attributable to, or which arise as a result of, the transactions contemplated hereby) (including the change of control of the Companies in connection therewith)) of any Company, without duplication, in respect of (i) borrowed money, (ii) obligations evidenced by bonds, notes, debentures or other similar instruments, (iii) deferred purchase price of a business, property, goods or services, including any contingent payments, earn-outs, promissory notes and royalties related thereto (in the case of any contingent payments, valued at the reasonably determined value thereof), but excluding trade or account payables in the ordinary course of business, (iv) financing lease obligations that are required to be capitalized in accordance with Accounting Principles which, for the sake of clarity, shall not include operating lease obligations, (v) reimbursement obligations of such Person relating to drawn letters of credit, bankers’ acceptances, surety or other bonds or similar instruments, (vi) obligations under Contracts relating to interest rate protection, swap or other hedging agreements and collar agreements (valued at their termination value as of the Closing calculated in accordance with the Accounting Principles), and (vii) any indebtedness or other obligations of any other Person of the type described in the preceding clauses (i) through (vi) to the extent guaranteed by any Company; provided that, for the sake of clarity, “Indebtedness” shall not include any obligations owed solely by one or more Company to another one or more Company or any amount included in Transaction Expenses.

“Intellectual Property Rights” means any trademark, service mark, trade name, rights in logos, trade dress, domain name, mask work, invention, patent, trade secret, copyright, moral rights, database rights, rights in designs, rights in confidential information, or know-how (in each case whether registered or unregistered, and including any registrations or applications for registration of any of the foregoing), in each case anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“knowledge of Seller” or “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge, after reasonable inquiry, of Vishal Singh, Mark Sturgis, Stephen Moore, Glenn Ziegler, Melody Zhang, and Vinod Nair.

“Lien” means, with respect to any property or asset, any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement, encumbrance or arrangement in respect of such property or asset.

“Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of the Business, taken as a whole, excluding any effect, directly or indirectly, resulting from (a) changes or proposed changes in GAAP or changes in accounting requirements applicable to any industry in which the Business operates, (b) changes in (1) the financial, securities, currency, international trade, capital or credit markets or in general economic, political or regulatory conditions globally or in any jurisdiction in which the Business operates, or (2) the bankruptcy, insolvency or other similar credit events relating to any client, customer, supplier or vendor of the Business to the extent that in the case of this subclause (2), to the knowledge of Seller, Seller was unaware of the pendency of any such events at the time of execution of this Agreement, (c) changes (including changes or proposed changes of Applicable Law or the interpretation or enforcement thereof) or conditions generally affecting any industry in which the Business operates or the industries in which customers or suppliers of the Business operate, (d) actual or threatened acts of war, sabotage, cyber-attack or terrorism or natural disasters (including hurricanes, tornadoes, floods, earthquakes and weather-related events), (e) the negotiation, execution or performance of this Agreement, the announcement, pendency or consummation of the transactions contemplated hereby, the identity of Buyer or any facts or circumstances relating to Buyer or any actions taken by Buyer or the announcement or other disclosure of Buyer’s plans or intentions with respect to the conduct of any of the businesses of the Companies after the Closing, including the effect of any of the foregoing on the relationships, contractual or otherwise, of the Business with clients, customers, employees, suppliers, vendors, service providers or Governmental Authorities (including the failure to obtain any consents in connection with the transactions contemplated hereby), (f) changes in the composition, number or identity of the Company Employees (it being understood that any underlying facts giving rise or contributing to such changes that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (g) any failure to meet any internal projections, forecasts or predictions in respect of financial performance (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (h) any action taken (or omitted to be taken) at the request or with the consent of Buyer, (i) any action taken (or not taken) by Seller or the Business that is required, expressly contemplated or permitted to be taken (or not taken) pursuant to this Agreement or (j) any matter or other item disclosed on the Seller Disclosure Schedule as of the date hereof, except, in the case of clauses (a), (b) and (c), to the extent the Business, taken as a whole, is materially and disproportionately affected thereby relative to other participants in the industry or industries in which the Business operates (in which case only the incremental material and disproportionate effect or effects may be taken into account in determining whether there has been a Material Adverse Effect). For the avoidance of doubt, a “Material Adverse Effect” shall be measured only against past performance of the Business, and not against any forward-looking statements, projections or forecasts of the Business or any other Person.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Net Working Capital” means, as of any date, (i) the aggregate value of the current assets of the Companies as of such date (excluding all deferred and income Tax Assets and any amounts included in the calculation of Cash) minus (ii) the aggregate value of the current liabilities of the Companies (including, for the sake of clarity, the current and long term portion of the warranty reserves of the Companies calculated in accordance with the Accounting Principles and consistent with the line item in the illustrative calculation of Net Working Capital) as of such date (excluding all deferred and income Tax liabilities and any amounts included in the calculation of Indebtedness and Transaction Expenses), in each case, to the extent and only to the extent that such current assets and current liabilities (in each case, as modified by this definition) are specifically listed, and strictly limited to the line items on, the illustrative calculation of

Net Working Capital set forth in Section 1.01(a)(ii) of the Seller Disclosure Schedule and calculated in accordance with the Accounting Principles.

“Permitted Encumbrances” means (a) mechanics, materialmen’s and similar Liens with respect to any amounts not yet delinquent or which are being contested in good faith and which are included and specifically referenced in the Seller Disclosure Schedule, (b) Liens for Taxes not yet delinquent or which are being contested in good faith and for which adequate accruals or reserves have been established in the Financial Statements, (c) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses or occupancy of such real property, (d) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated in an material respect by the current use or occupancy of such real property or the operation of the Business as currently conducted, (e) to the extent terminated in connection with the Closing, Liens securing payment, or any other obligations, of the Business with respect to Indebtedness, (f) any right, interest, Lien or title of a lessor or sublessor under a lease, sublease or occupancy agreement or in the property being leased, (g) Liens disclosed in the Financial Statements, (h) Liens arising under worker’s compensation, unemployment insurance, social security, retirement or similar laws or (i) purchase money Liens and Liens securing rental payments under finance lease arrangements.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a government, state or agency of a state or a Governmental Authority.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Straddle Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Tax period ending on the Closing Date.

“Privacy and Data Security Laws” means Applicable Law governing the security or privacy of, or the collection, use, processing, storage, modification, transfer, disclosure, deletion or sale of, personally identifiable information.

“Reference Time” means 11:59 p.m. (Eastern time) on the Business Day immediately preceding the Closing Date.

“Representatives” means, with respect to any Person, the directors, officers, employees, investment bankers, consultants, attorneys and accountants of such Person.

“Required Amount” has the meaning set forth in Section 4.05(a).

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Seller, other than the Companies.

“Sanctions” means any economic sanctions or trade restrictions administered or enforced by the governments of the United States, the European Union, or Her Majesty’s Treasury or by the United Nations Security Council.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Section 336(e) Election Agreement” means a written, binding agreement between Seller and the Target Company satisfying the requirements of Treasury Regulations Section 1.336-2(h)(1)(i) substantially in the form attached hereto as Annex C.

“Seller Benefit Plan” means any Employee Benefit Plan (other than any plan, program or arrangement sponsored by a Governmental Authority) that is not a Company Benefit Plan.

“Seller Disclosure Schedule” means the disclosure schedule with respect to this Agreement delivered by Seller to Buyer on the date hereof.

“Seller Group” means any affiliated, consolidated, combined or unitary group (including any affiliated group of corporations as defined in Section 1504(a) of the Code) of which Seller or any of its Affiliates is a member.

“Seller’s Bank Account” means an account or accounts designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date.

“Shared Contracts” means those Contracts set forth on Section 5.11(a) of the Seller Disclosure Schedule.

“Straddle Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means, with respect to a Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such first Person.

“Target Net Working Capital” means -$111,093,000 (which, for the avoidance of doubt, is a negative number).

“Target Subsidiary” means Milgard Services India Private Limited, an India private limited company.

“Tax” means (i) all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties, or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, and any liability for any of the foregoing as transferee or successor, and (ii) in the case of the Companies, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of any Company to a Taxing Authority is determined or taken into account with reference to the activities of any other Person.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes) and losses or deductions deferred under the Code or other Applicable Law.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.

“Tax Sharing Agreement” means any agreement entered into prior to the Closing binding any Company that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Transaction Agreements” means this Agreement, the Assignment and Assumption Agreement and any other agreement entered into between or among Seller, Buyer and/or Target Company, and required to be delivered by any of the foregoing, at Closing, pursuant to the terms of this Agreement, and the Transition Services Agreement, in each case together with any schedules, exhibits, annexes and appendices thereto.

“Transaction Expenses” means, solely to the extent incurred prior to the Closing and not paid prior to the Closing and without duplication, (a) all fees, expenses and costs payable by the Companies in connection with the transactions contemplated by this Agreement to financial advisors, accountants, legal advisors and other third party advisors and, (b) any stay or retention bonus, change in control bonus, transaction bonus or other payment to be made to any Company Employee that is payable by the Company solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby; provided that, for the sake of clarity, “Transaction Expenses” shall not include any amount included in Indebtedness or Net Working Capital, but shall include amounts payable by the Companies at or by reason of the Closing pursuant to obligations of the types described in clauses (a) and (b) of this definition that are incurred by the Companies prior to the Closing.

“Transfer Tax” means any transfer, documentary, sales, use, stamp, registration, value added or other similar Tax (including any penalties and interest thereon).

“Transition Services Agreement” means the Transition Services Agreement substantially in the form attached hereto as Annex A to be entered into between Seller and Buyer at the Closing.

“User Data” means (a) any information relating to an identified or identifiable natural person, (b) any information that enables a person to contact, identify or track the individual, and (c) any other information that constitutes personally identifiable information or sensitive personal data under Privacy and Data Security Laws, in each case of (a) – (c), that the Company collects from its customers in connection with the Business.

“Working Hours” means 9:00 a.m. to 5:30 p.m. on a Business Day in the relevant location.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Actual Fraud	9.10(b)
Adjustment Amount	2.06(d)
Agreement	Preamble
Alternative Financing	5.14(c)
Annual Bonus	6.10
Anti-Corruption Laws	3.23(a)
Assignment and Assumption Agreement	Recitals
Attorney-Client Privilege	11.09(b)
Audited Balance Sheets	3.07
Auditor	2.06(c)
Available Insurance Policies	5.12(a)
Assumptions	4.05(d)
Buyer	Preamble
Buyer Breaches	9.02(b)
Buyer Cure Period	10.01(a)(v)
Buyer DC Plan	6.09
Buyer Fundamental Warranties	9.01
Buyer Related Parties	10.03(b)
Buyer Releasing Parties	9.08
Buyer Shared Contract Obligations	5.11(a)
Buyer Warranty Breach	9.02(b)(i)
Closing	2.03

Closing Tax Allocation Statement	7.06
Commitment Letter	4.05(a)
Company Returns	7.02(a)
Company Securities	3.06
Continuation Period	6.02
Continuing Employees	6.01
Current Representation	11.09(a)
Debt Financing Agreements	5.14(a)
Deficit Amount	2.06(e)
Designated Person	11.09(a)
Determination Date	2.06(c)
Disputed Items	2.06(c)
D&O Tail Policy	5.10(b)
e-mail	11.01
Employee List	3.18
End Date	10.01(a)(ii)
Enforceability Exception	3.03(b)
Estimated Closing Cash	2.04(a)(iii)
Estimated Closing Indebtedness	2.04(a)(ii)
Estimated Closing Net Working Capital	2.04(a)(i)
Estimated Transaction Expenses	2.04(a)(iv)
Final Closing Statement	2.06(a)
Financial Statements	3.07
Foreign Benefit Plan	3.17(j)
Fundamental Warranties	9.01
Funded Indebtedness	2.05(a)(vi)
Increase Amount	2.06(e)
Indemnified Party	9.03(a)
Indemnifying Party	9.03(a)
Leased Real Property	3.14(b)
Material Contracts	3.11(a)
Material Customers	3.27
Material Suppliers	3.27
Owned Real Property	3.14(a)
Payoff Letters	2.05(a)(vi)
Permits	3.13(b)
Post-Closing Bonus Plan	6.10
Potential Contributor	9.06
Pre-Closing Books and Records	5.04(b)
Pre-Closing Occurrences	5.12(a)
Preliminary Closing Statement	2.04
Privileged Communications	11.09(b)
Purchase Price	2.02
Real Property Lease	3.14(b)
Recovery Costs	5.12(b)(ii)
Regulatory Concession	5.03(a)(i)(D)

Released Parties	9.08
Releasing Parties	9.08
Retained Litigation	5.13(a)
R&W Insurance Policy	9.11
Sanctioned Country	3.23(b)
Sanctioned Person	3.23(b)
Section 336(e) Election	7.08
Seller	Preamble
Seller Bonds	5.09(b)
Seller Breaches	9.02(a)
Seller Credit Support	5.09(a)(i)(A)
Seller Cure Period	10.01(a)(iv)
Seller DC Plan	6.09
Seller Form 8883	7.06
Seller FSA Plan	6.06
Seller Fundamental Warranties	9.01
Seller Incentive Plan	6.10
Seller Indemnified Tax Loss	7.09(a)
Seller Indemnitees	5.10(a)
Seller Insurance Policies	3.25(b)
Seller Marks	5.06(a)
Seller Releasing Parties	9.08
Seller Shared Contract Obligations	5.11(a)
Seller Warranty Breach	9.02(a)(i)
Seller Welfare Plan	6.04
Shares	Recitals
Straddle Period Returns	7.02(b)
Target Company	Preamble
Tax Binder	7.05(a)
Terminating Buyer Breach	10.01(a)(v)
Terminating Seller Breach	10.01(a)(iv)
Termination Fee	10.03(a)
Third Party Claim	9.03(a)
Unaudited Balance Sheet	3.07
Underlying Insurance Policy	5.12(a)
WARN	6.07

Section 1.02.      Other Definitional and Interpretative Provisions. (a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)            The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c)            References to Articles, Sections, Schedules and Annexes are to Articles, Sections, Schedules and Annexes of this Agreement unless otherwise specified.

(d)            All Schedules (including the Seller Disclosure Schedule) and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(e)            Any capitalized terms used in any Schedule (including the Seller Disclosure Schedule) or Annex but not otherwise defined therein shall have the meaning as defined in this Agreement.

(f)             Where there is any inconsistency between the definitions set out in Section 1.01 and the definitions set out in any other Section or any Schedule (including the Seller Disclosure Schedule) or Annex, then, for the purposes of construing such Section, Schedule or Annex, the definitions set out in such Section, Schedule or Annex shall prevail.

(g)            The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.”

(h)            The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)             Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(j)             References to one gender shall include all genders.

(k)            Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words, “but not limited to,” whether or not they are in fact followed by those words or words of like import.

(l)             “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(m)             References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.

(n)            References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof.

(o)            References to any Person include the successors and permitted assigns of that Person.

(p)            References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(q)            References to “$” are to United States dollars.

(r)             References to the “ordinary course of business” means in the ordinary course of business consistent with the past practice of the Companies.

(s)            For the purposes of this Agreement, any document that is described as being “delivered,” “furnished” or “made available” shall be treated as such if a copy of such document has been put in the dataroom prepared by Seller or otherwise provided to Buyer or any of its Representatives in electronic or hard-copy format.

Section 1.03.      Recitals. The defined terms in the recitals set forth at the outset of this Agreement form a part of this Agreement and are incorporated herein by reference.

Article 2
PURCHASE AND SALE

Section 2.01.      Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, free and clear of all Liens, the Shares.

Section 2.02.      Purchase Price. The purchase price for the Shares (the “Purchase Price”) shall equal the sum of (i) the Estimated Closing Purchase Price and (ii) whether positive or negative, if applicable, the Adjustment Amount. The Purchase Price shall be paid in accordance with Section 2.05 and shall be subject to adjustment as provided in Section 2.06 and Section 7.07.

Section 2.03.      Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the transactions contemplated by Section 2.01 shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 or remotely by the exchange of signature pages for executed documents, as promptly as practicable (but no later than three (3) Business Days) after the date on which all conditions set forth in Article 8 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time or place as Buyer and Seller may agree; provided that, unless otherwise agreed by Buyer and Seller, the Closing shall not occur prior to October 29, 2019.

Section 2.04.      Estimated Closing Calculations. Not less than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth (a) Seller’s good faith estimates of (i) Closing Net Working Capital (“Estimated Closing Net Working Capital”), (ii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iii)) Closing Cash (“Estimated Closing Cash”) and (iv) Transaction Expenses (“Estimated Transaction Expenses”), (b) Seller’s calculation of the Estimated Net Working Capital Adjustment Amount, and (c) on the basis of the foregoing, a calculation of the Estimated Closing Purchase Price (together with the calculations referred to in clauses (a) and (b) above, the “Preliminary Closing Statement”).

Section 2.05.      Closing Deliverables. (a) At or prior to Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)            certificates for the Shares, duly endorsed or accompanied by, as applicable, stock powers or other instruments of transfer reasonably requested by Buyer;

(ii)            certificates for the Equity Interests in Target Subsidiary;

(iii)            the certificate referred to in Section 8.01(b)(iii);

(iv)            a counterpart to the Transition Services Agreement duly executed by Seller;

(v)            a duly executed certificate pursuant to Treasury Regulations Section 1.1445-2(b)(2) certifying that Seller is not a “foreign person” as defined in Section 1445 of the Code; and

(vi)            (A) a customary payoff letter from each holder of Indebtedness of the types described in clauses (i) and (ii) of the definition of Indebtedness (“Funded Indebtedness”) (if any Funded Indebtedness is outstanding as of immediately prior to the Closing), in each case including a customary release of all Liens granted by the Company or any of its Subsidiaries to such holder or otherwise arising with respect to such Funded Indebtedness with respect to the Business or assets of the Companies (collectively, the “Payoff Letters”); (B) customary evidence of the release of any guarantees by any Company of any Funded Indebtedness of Seller and the release of all Liens granted by any Company to the holder of such Funded Indebtedness in respect of any such guarantee; and (C) customary evidence of the termination of any Indebtedness of the type described in clause (vi) of the definition thereof, if any such Indebtedness is outstanding as of immediately prior to the Closing.

(b)            At or before Closing, Buyer shall deliver or cause to be delivered to Seller:

(i)            the certificate referred to in Section 8.01(c)(iii); and

(ii)            a counterpart to the Transition Services Agreement duly executed by Buyer.

(c)            At Closing, Buyer shall pay to Seller the Estimated Closing Purchase Price in U.S. dollars and in immediately available funds by wire transfer to Seller’s Bank Account pursuant to written wire instructions provided by Seller to Buyer at least two (2) Business Days prior to Closing.

(d)            At Closing, Buyer shall pay (i) to the intended beneficiaries thereof (as identified in writing by Seller to Buyer at least two (2) Business Days prior to the Closing) the Estimated Transaction Expenses so identified, if any and (ii) to the holders thereof (as identified in the Payoff Letters and otherwise pursuant to the Payoff Letters) the amount of any Funded Indebtedness included in the Estimated Closing Indebtedness.

Section 2.06.      Adjustment Amount. (a) As soon as reasonably practicable following the Closing Date, and in any event within 75 calendar days thereof, Buyer shall prepare and deliver to Seller, (i) a calculation of Closing Net Working Capital, (ii) a calculation of the aggregate amount of all Closing Indebtedness, (iii) a calculation of Closing Cash, (iv) a calculation of Transaction Expenses, (v) Buyer’s calculation of the Closing Net Working Capital Adjustment Amount, and (vi) on the basis of the foregoing, a calculation of the Closing Purchase Price (together with the calculations referred to in clauses (i) through (vi) above, the “Final Closing Statement”). The Closing Net Working Capital, Closing Indebtedness and Closing Cash shall be prepared in accordance with the Accounting Principles and the defined terms used in this Section 2.06(a); provided, however, the Final Closing Statement (and any amounts included therein) shall not give effect to the consummation of the transactions contemplated by this Agreement, including any act or omission by Buyer or any of its Subsidiaries or the Companies taken at, after or in connection with the Closing or reflect any payments of cash in respect of the Purchase Price, or any financing transactions in connection therewith or reflect any expense or liability for which Buyer is responsible under this Agreement. For the avoidance of doubt, the calculations and the purchase price adjustment to be made pursuant to this Section 2.06 are only meant to reflect the proper calculation of Closing Purchase Price (and the inputs thereto) in accordance with the applicable definitions contained therein and otherwise in this Agreement and the applicable terms and conditions of this Agreement. Nothing in this Section 2.06 is intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements or any inconsistencies between the Accounting Principles, on the one hand, and GAAP, on the other. No fact or event, including any market or business development, occurring after the Closing, and no change in GAAP or Applicable Law after the Balance Sheet Date, shall be taken into consideration in the calculations to be made pursuant to Section 2.04 or this Section 2.06. If Buyer fails to timely deliver the Final Closing Statement in accordance with the first sentence of this Section 2.06(a) within such 75-day period, then, at the election of Seller in its sole discretion either (x) the Preliminary Closing Statement delivered by Seller to Buyer pursuant to Section 2.04 shall be deemed to be the Final Closing Statement, for all purposes hereunder or (y) Seller shall be entitled to retain (at the sole cost and expense of Buyer) an independent accounting firm of recognized national standing to provide an audit of the books of the Companies, determine the calculation of, and prepare, the Final Closing Statement consistent with the provisions of this Section 2.06(a), the determination of such independent accounting firm being conclusive, final and binding on the parties hereto.

(b)            Following the Closing, Buyer shall provide Seller and its Representatives access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Companies relating to the preparation of the Final Closing Statement and shall cause the personnel of the Companies to cooperate with Seller in connection with its review of the Final Closing Statement.

(c)            If Seller shall disagree with any of Buyer’s calculations contained in the Final Closing Statement, Seller shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within 60 days after their receipt of the Final Closing Statement. In the event that Seller does not provide such a notice of disagreement within such 60 day period, Seller shall be deemed to have agreed to the Final Closing Statement (including the determinations included therein) delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Seller shall use their respective reasonable best efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to any calculations contained in the Final Closing Statement. If, at the end of such period, Buyer and Seller are unable to resolve such disagreements, then any such remaining disagreements (such remaining disagreements, the “Disputed Items”) shall, at the written request of either Buyer or Seller, be resolved by one of the “big four” accounting firms that is mutually selected by Buyer and Seller (who shall not have any material relationship with Seller, Buyer or any of their respective Affiliates) (such firm, the “Auditor”). Buyer and Seller shall promptly provide their assertions regarding the Disputed Items in writing to the Auditor and to each other. The Auditor shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible (which the parties hereto agree should not be later than 60 days following the date on which the disagreement is referred to the Auditor). The Auditor shall base its determination solely on (i) the written submissions of the parties and shall not conduct an independent investigation and (ii) the extent (if any) to which Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Transaction Expenses require adjustment (only with respect to the Disputed Items submitted to the Auditor) in order to be determined in accordance with Section 2.06(a) (including the definitions of the defined terms used in Section 2.06(a)). The Auditor shall not assign a value to any Disputed Item submitted to the Auditor greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which Closing Net Working Capital, Closing Indebtedness, Closing Cash, Transaction Expenses, Closing Net Working Capital Adjustment Amount and Closing Purchase Price are finally determined in accordance with this Section 2.06(c) is hereinafter referred to as the “Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne between Buyer, on the one hand, and Seller, on the other hand, based upon a fraction, the numerator of which is the portion of the aggregate amount of the Disputed Items not awarded to the applicable party and the denominator of which is the aggregate amount of the Disputed Items. For example, if Seller challenges items underlying the calculations of Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Transaction Expenses in the net amount of $1,000,000, and the Auditor determines that Seller has a valid claim for $400,000 of the $1,000,000, Seller shall bear 60% of the fees and expenses of the Auditor and Buyer shall bear 40% of the fees and expenses of the Auditor.

(d)            The “Adjustment Amount,” which may be positive or negative, shall mean the Closing Purchase Price (as finally determined in accordance with Section 2.06(a) or

2.06(c), as applicable) minus the Estimated Closing Purchase Price. The Adjustment Amount shall be paid in accordance with Section 2.06(e).

(e)            If the Adjustment Amount is a positive number (such amount, the “Increase Amount”), then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Buyer shall pay to Seller an amount equal to the Increase Amount in immediately available funds by wire transfer to Seller’s Bank Account or such other account designated by Seller. If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Seller shall pay to Buyer an amount equal to the Deficit Amount in immediately available funds by wire transfer to an account of Buyer designated by Buyer.

Section 2.07.      Withholding. Any amounts payable under this Agreement shall be made free and clear of any withholding or deduction for Taxes or for any other reason, unless such withholding or deduction is required by Applicable Law. Any amounts required to be withheld or deducted by Applicable Law shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such deduction or withholding was imposed. If Buyer reasonably believes that it is required to deduct and withhold from the payment of any amounts payable hereunder under Applicable Law, Buyer shall (a) promptly notify Seller that Buyer is required by Applicable Law to withhold from any amount payable to Seller under this Agreement, which notice shall include a description of the legal and factual basis for such withholding and the applicable rate thereof, and (b) use reasonable best efforts to cooperate with Seller to minimize or eliminate the amount of any Taxes required to be deducted and withheld under Applicable Law.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Buyer as follows:

Section 3.01.      Existence and Power. Seller and each of the Companies is a corporation, limited liability company or private limited company, as applicable duly organized, validly existing and, to the extent such concept exists in such Company’s jurisdiction of formation, in good standing under the laws of its jurisdiction of formation. Each of the Companies has all corporate powers required to carry on its business as now conducted, is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.02.      Subsidiaries. Except for the Equity Interests of the Target Subsidiary owned beneficially and of record by the Target Company, none of the Companies (a) own or control, directly or indirectly, any Equity Interests in any other

Person, (b) have any Subsidiaries or (c) control (as defined in the definition of “Affiliate”) any Person.

Section 3.03.      Seller Authorization. (a) The execution and delivery by Seller and performance by Seller of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller.

(b)            This Agreement constitutes a valid, binding and enforceable agreement of Seller and each other Transaction Agreement to which Seller is a party, when executed and delivered by Seller, will constitute a valid and binding agreement of Seller, subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Enforceability Exception”).

Section 3.04.      Governmental Authorization. Performance by Seller of this Agreement requires no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and (b) any actions or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05.      Non-Contravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) materially violate the applicable organizational or governing documents of Seller or any Company as currently in effect, (b) assuming compliance with the matters referred to in Section 3.04, violate any Applicable Law, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Business or to a loss of any benefit to which the Business is entitled under any Material Contract; or (c) result in the creation or imposition of any Lien on any asset of the Business, except for any Permitted Encumbrances and with such exceptions, in the case of each of clauses (b) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.06.      Capitalization. Except for the Equity Interests of the Companies, which are accurately described in Section 3.06 of the Seller Disclosure Schedule, there are no issued or outstanding Equity Interests of the Companies (all Equity Interests of the Companies being, “Company Securities”). All of the Company Securities are duly authorized and validly issued. There are no outstanding obligations of any Company to repurchase, redeem or otherwise acquire any Company Securities. The Equity Interests of the Target Subsidiary are owned beneficially and of record by the Target Company free and clear of any Lien. There are no voting agreements, voting trusts or other agreements relating to the voting, transfer or registration of Equity Interests of either Company to which any Company is a party.

Section 3.07.      Financial Statements. (a) The audited balance sheets as of December 31, 2017 and 2018 (the “Audited Balance Sheets”) and the related audited statements of income and cash flows for the year ended December 31, 2017 and 2018 of the Business and (b) the unaudited interim balance sheet as of June 30, 2019 (the “Unaudited Balance Sheet”) and the related unaudited interim statements of income for the six (6) months ended June 30, 2019 of the Business (clauses (a) and (b) collectively, the “Financial Statements”) fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of the Business as of the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements); provided that (x) the Financial Statements and the foregoing representations and warranties are qualified by the fact that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis or on an integrated basis within another organization, (y) all such allocated charges and credits have been made in accordance with GAAP consistently applied and (z) the Financial Statements are not pro forma financial statements giving effect to the transactions contemplated by this Agreement.

Section 3.08.      Ownership of the Shares. Seller is the record and beneficial owner of the Shares, and will transfer and deliver to Buyer at the Closing valid title to the Shares, free and clear of any Lien.

Section 3.09.      Absence of Certain Changes. (a) From the Balance Sheet Date to the date of this Agreement, the Business, taken as a whole, has been conducted in the ordinary course and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            From the Balance Sheet Date until the date hereof, there has not been any action taken with respect to the Business that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.01(a).

Section 3.10.      No Undisclosed Material Liabilities. There are no liabilities of the Business that would be required by GAAP to be reflected or reserved against on a balance sheet of the Business, other than (a) liabilities provided for in the Financial Statements or disclosed in the notes thereto; (b) liabilities incurred in the ordinary course of business since the Balance Sheet Date; (c) liabilities incurred in connection with the transactions contemplated by this Agreement or disclosed in the Seller Disclosure Schedule; and (d) other undisclosed liabilities, which would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect.

Section 3.11.      Material Contracts. (a) Section 3.11(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of Contracts to which any Company is a party that fall within the following categories and existing as of the date hereof (collectively, the “Material Contracts”):

(i)            any material lease of real property or any Contract for the acquisition or disposition of real property in the last three (3) years;

(ii)           other than purchase orders issued in the ordinary course of business, any Contract for the purchase of services, equipment or other assets providing for either (A) annual payments by the Business of $750,000 or more; or (B) give rise to anticipated receipts of more than $750,000 in any calendar year;

(iii)          any partnership, joint venture or other similar Contract;

(iv)          employment, consulting, severance, change in control or retention Contracts with any Company Employee whose annual base salary is greater than $250,000;

(v)           any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) in the last three (3) years;

(vi)          any Contract as obligor or guarantor relating to Indebtedness, other than any such Contracts exclusively between one or more Companies;

(vii)         any Contract containing covenants expressly limiting in any material respect the freedom of the Business to compete with any Person in a product line or line of business or operate in any jurisdiction;

(viii)        any sales, distribution or other similar Contract providing for the sale by the Business of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Business of $750,000 or more;

(ix)           any Contract relating to any swap, forward, futures, warrant, option or other derivative transaction;

(x)            any option, franchise or similar Contract;

(xi)           any material agency, dealer, sales representative, marketing or other similar Contract;

(xii)          any Contract that contains exclusivity, requirements or other provisions obligating a Company to purchase or obtain a minimum or specified amount of any product or service from any Person;

(xiii)         any Contract containing “most favored nation” provisions or other preferential pricing terms;

(xiv)        any Contract pursuant to which the Business grants or is granted a license or right to use, or covenant not to be sued under, any Intellectual Property Rights other than (A) licenses for commercially available software that are generally available on nondiscriminatory pricing terms, which have an aggregate annual cost of $750,000 or less and (B) non-exclusive licenses granted to customers of the Business in the ordinary course of business;

(xv)         any Contract granting any Person a Lien on all or any part of the assets of any Company, other than Permitted Encumbrances;

(xvi)        any Contract that expressly provides for the indemnification of any Person, other than indemnification obligations (A) to which any Company becomes subject in the ordinary course of business or (B) in the organizational documents of any Company; or

(xvii)       any Contract between the Business or any of the Companies, on the one hand, and Seller or any of its Affiliates on the other hand.

(b)            Each Material Contract is a valid and binding agreement of the applicable Company and is in full force and effect, and none of the Companies or, to Seller’s knowledge, any other party is in default or breach under the terms of any such Material Contract, except for any such defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12.      Litigation. Neither Seller nor any Company is a claimant or defendant in or otherwise a party to any Action concerning the Business, which are in progress or, to Seller’s knowledge, threatened in writing or pending by or against or concerning the Business that would have or would reasonably be expected to have a Material Adverse Effect or prevent or materially impair Seller’s ability to consummate the transactions contemplated by this Agreement.

Section 3.13.      Compliance with Laws; Permits. (a) The Companies are in compliance with all Applicable Laws, except where the failure to be in compliance with such Applicable Laws would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            The Business holds all permits, licenses, variances, exemptions, authorizations, orders and approvals of all Governmental Authorities (collectively, “Permits”) necessary for operation of the Business, except where the absence of any such Permit would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Seller, threatened which would reasonably be expected to result in the revocation or termination of any such Permit, except for any such revocation or termination that would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

Section 3.14.      Properties. (a) Section 3.14(a) of the Seller Disclosure Schedule sets forth the address of each real property owned by the Companies and used in the operation of the Business (the “Owned Real Property”). The Companies have good and marketable fee simple title to the Owned Real Property, insurable at standard rates by a reputable title insurance company, free and clear of all Liens and encumbrances, other than Permitted Encumbrances, except where the failure to have such good title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Section 3.14(b) of the Seller Disclosure Schedule sets forth a list of all leases of real property (each, a “Real Property Lease”) pursuant to which any Company leases, subleases, licenses or otherwise occupies real property (such real property, the “Leased Real Property”) in the operation of the Business as of the date of this Agreement. The Company has valid leasehold title in all Leased Real Property, free and clear of all Liens and encumbrances other than Permitted Encumbrances. To Seller’s knowledge, each Real Property Lease is valid and binding on the Company party thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There exists no material default or event of default under any Real Property Lease on the part of a Company, or, to Seller’s knowledge, any other party under any Lease. Seller has made available to Buyer a copy of each Real Property Lease, and all amendments thereto.

Section 3.15.      Intellectual Property. (a) Section 3.15(a) of the Seller Disclosure Schedule contains a list of all registrations and applications for registration of the Intellectual Property Rights included in the Company Intellectual Property Rights, in each case as of the date hereof and all of which are owned by the Company free and clear of all Liens (other than Permitted Encumbrances). To Seller’s knowledge, no Company Intellectual Property Right is subject to any outstanding injunction, order, decree or judgment issued by a Governmental Authority restricting the use thereof by the Business or restricting the licensing thereof by the Business to any Person, except for any injunction, order, decree or judgment issued by a Governmental Authority that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To Seller’s knowledge, the Business is not currently infringing any valid and enforceable Intellectual Property Right owned by any Person, except for any infringement that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Section 3.15(b) of the Seller Disclosure Schedule contains each Company Privacy Policy in effect since January 1, 2017. Except as would not reasonably be expected to have a Material Adverse Effect, the Companies have complied with all Company Privacy Policies and with all Privacy and Data Security Laws. Subject to compliance with Privacy and Data Security Laws, the Companies are entitled to use the data stored on the Companies’ systems to such extent as is necessary for the conduct of the Business. Except as would not reasonably be expected to have a Material Adverse Effect, neither (i) the execution, delivery or performance of this Agreement or any of the other agreements, instruments or documents contemplated hereby; (ii) consummation of any of the transactions contemplated hereby or thereby; nor (iii) Buyer’s possession or use of User Data, will result in any violation of any Company Privacy Policy or any Privacy and Data Security Laws.

(c)            Since January 1, 2017, to Seller’s knowledge, none of the Companies has suffered a material Data Breach.

Section 3.16.      Labor Relations. (a) The Business is in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans, except for failures to comply that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Since January 1, 2017, (i) the Business has not been a party to or subject to, or negotiated in connection with entering into, any collective bargaining agreement, and, to Seller’s knowledge, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Company Employee and (ii) there has been no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Seller’s knowledge, threatened against the Business and there are no unfair labor practice complaints pending or, to Seller’s knowledge, threatened against the Business before any Governmental Authority, except as would not be reasonably expected to be material to the Companies, taken as a whole.

Section 3.17.      Employee Benefit Plans. (a) Set forth in Section 3.17(a) of the Seller Disclosure Schedule is an accurate and complete list as of the date hereof of each Company Benefit Plan and each material Seller Benefit Plan indicating whether such Employee Benefit Plan is a Company Benefit Plan or a Seller Benefit Plan. Seller has made available to Buyer complete and correct copies of, as applicable, (i) with respect to each Company Benefit Plan, (A) the most recent determination, advisory, or opinion letter, if any, received from the IRS, (B) plan documents (or, with respect to any unwritten Company Benefit Plan, a written summary thereof), related trust agreements, insurance contracts and policies and all amendments thereto, (C) summary plan description and any summaries of material modifications and (D) all correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Authority during the past three years, and (ii) summaries of each material Seller Benefit Plan. No Company Benefit Plan provides benefits for any employee of Seller or an Affiliate of Seller (other than a current or former employee of any Company and their dependents). No Seller Benefit Plan provides benefits solely to employees of the Companies.

(b)            Each Company Benefit Plan has been in all material respects maintained and operated in conformity with the terms of such Company Benefit Plan and with all Applicable Law, including the Code and ERISA. Each material Seller Benefit Plan has been maintained and operated in conformity with the terms of such Seller Benefit Plan and with Applicable Law, except as would not be reasonably expected to result in material liability to the Companies, taken as a whole.

(c)            All material contributions, premium payments and other payments required to be made in connection with the Company Benefit Plans as of the date hereof have been made. All contributions, premium payments and other payments required to be made by any Company in connection with the Seller Benefit Plans as of the date hereof have been made, except as would not result in material liability to any Company. No material unfunded liabilities exist with respect to any Company Benefit Plan other than those accrued in the Financial Statements in accordance with GAAP or arising since the Balance Sheet Date and required to be recorded as a current liability the Companies’ financial statements in accordance with GAAP.

(d)            No Action is pending or, to Seller’s knowledge, threatened with regard to any Company Benefit Plan other than routine claims for benefits. No material Action involving any current or former employee of any Company is pending or, to Seller’s knowledge, threatened with regard to any Seller Benefit Plan, except as would not be reasonably expected to result in material liability to the Companies, taken as a whole.

(e)            None of the Companies or any predecessor thereof or any ERISA Affiliate sponsors, maintains or contributes to, has an obligation to contribute to, or has any liability, or has in the past six (6) years sponsored, maintained or contributed to, or had an obligation to contribute to, or had any liability with respect to, any plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, including any Multiemployer Plan.

(f)             None of the Companies or any ERISA Affiliates have any material liability (including liability on account of an indemnification obligation) on account of a violation of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code (or similar applicable state or local Law) (“COBRA”).

(g)            Each Company Benefit Plan and each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination, advisory, or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired, and no circumstances exist which could reasonably be expected to result in a loss of such qualification under Section 401(a) of the Code.

(h)            No Company or Company Benefit Plan provides or has an obligation to provide post-employment or post-retirement health, medical, life insurance, or welfare benefits for retired, former or current employees of the Business or the Companies (or any beneficiaries thereof), except as required to avoid excise tax under Section 4980B of the Code.

(i)             Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein (either alone or in combination with another event), will (i) entitle any current or former employee of any Company to severance pay or to any other payment, benefit or award under any Company Benefit Plan or Seller Benefit Plan, (ii) cause any payment, acceleration, vesting or increase in benefits under a Company Benefit Plan or to any Company Employee under any Employee Benefit Plan except under applicable Law, or (iii) result in any forgiveness of indebtedness or trigger any funding obligation under any Company Benefit Plan. No amount or benefit that could be received (whether in cash, property or the vesting in cash or property) as a result of or in connection with the transactions contemplated by this Agreement (either alone or in combination with another event) by any employee, officer or director of any Company or any of their Affiliates who is a “disqualified individual” (as such term is defined in Section 280G(c) of the Code) will, either individually or in combination with any other amount or benefit, fail to be deductible under Section 280G of the Code. Each Company Benefit Plan, and, with respect to current and former employees and service providers of any Company, each Seller Benefit Plan, in either case that is subject to Section 409A of the Code, has complied in all material respects with Section 409A of the Code. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Seller or any of its Subsidiaries as a result of the imposition of the excise Tax required by Section 4999 of the Code or any Tax required by Section 409A of the Code. To Seller’s knowledge, no Company Benefit Plan is currently under examination or audit by any Governmental Authority.

(j)             Section 3.17(j) of the Seller Disclosure Schedules contains a true and complete list of each material Company Benefit Plan that is maintained outside the jurisdiction of the United States or is otherwise subject to Applicable Laws outside of the United States (any such Plan, a “Foreign Benefit Plan”). With respect to each Foreign Benefit Plan, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance in all material respects with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling Governmental Authority or instrumentality and, if intended to qualify for special tax treatment, meets all requirements for such treatment, and, if required, is registered and approved with any applicable Governmental Authority; (ii) all material filings required to be made to any Governmental Authority or instrumentality with respect to each Foreign Benefit Plan have been timely made; and (iii) no Foreign Benefit Plan is a defined benefit pension plan.

Section 3.18.      Employees. Seller has provided to Buyer within the time frame specified below, a true, accurate and complete list of the name or employee identification number of each employee who is primarily dedicated to the Business as of the date hereof, including such employee’s title, hire date, location, annual salary or base wage rate and most recent annual bonus received (the “Employee List”). At least five (5) Business Days prior to the Closing Date, Seller shall have provided Buyer a revised version of the Employee List that reflects information that is current as of 10 or fewer Business Days prior to the Closing Date. Notwithstanding the foregoing, Seller may anonymize or aggregate the foregoing data to the extent that Seller reasonably determines is necessary to comply with any Applicable Laws relating to data privacy and/or Seller’s or the Company’s internal employee data privacy policies.

Section 3.19.      Environmental Matters. (a) Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)            the Companies are in compliance with, and possess all permits required pursuant to, all applicable Environmental Laws; and

(ii)           since January 1, 2017, (A) no written notice, order, request for information, complaint or penalty has been received by any Company, and (B) there are no judicial, administrative or other Actions pending or, to the knowledge of Seller, threatened, in the case of each of (A) and (B), which alleges a violation of any Environmental Law that has not been settled, dismissed, paid or otherwise resolved.

(iii)          Since January 1, 2017, there has not been at any time a release of Hazardous Substances in contravention of any Environmental Law at the Owned Real Property or the Leased Real Property.

(iv)          Seller has previously made available to Buyer any and all material environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to the Business, the Owned Real Property and the Leased Real Property which (A) were prepared for or by Seller or the Company in the last five (5) years and (B) are in possession of Seller or the Company.

(b)            The representations and warranties in this Section 3.19 are the exclusive representations or warranties made by Seller with respect to Environmental Laws, Hazardous Substances, or any other environmental matters.

Section 3.20.      Taxes. (a) (i) all Tax Returns that are required to be filed by or with respect to the Companies have been timely filed; (ii) all Taxes due with respect to the Companies for periods covered by such Tax Returns have been timely paid; and (iii) such Tax Returns are in all respects true, correct and complete;

(b)            none of the Companies has entered into a written agreement waiving or extending any statute of limitations in respect of Taxes;

(c)            no Taxing Authority has proposed or has threatened in writing to propose any adjustment to any Tax Return in respect of any Company (other than with respect to Taxes of a Seller Group that do not primarily relate to any Company);

(d)            no Action is now pending against or with respect to the Companies in respect of any Taxes (other than with respect to Taxes of a Seller Group that do not primarily relate to any Company);

(e)            other than with respect to a Tax Return for which the statute of limitations has expired, none of the Companies (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a Seller Group) or (ii) has any liability for the Taxes of any Person under Treas. Reg. Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. income Tax law) (other than a Seller Group) or as a transferee or successor, or by Contract;

(f)             none of the Companies has participated or engaged in any transaction that constitutes a “reportable transaction” within the meaning of Treas. Reg. Section 1.6011-4(b);

(g)            during the two-year period ending on the date hereof, none of the Companies was a distributing corporation or a controlled corporation in a transaction intended to be governed in whole or in part by Section 355 of the Code;

(h)            no claim has been made by any Taxing Authority in a jurisdiction where any Company does not file Tax Returns, claiming that such Company is or may be subject to taxation by that jurisdiction;

(i)             there are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which any Company may be liable that could affect the Companies’ liability for Taxes for any Post-Closing Tax Period; and

(j)             any powers of attorney granted by the Company or any Subsidiary prior to the Closing relating to Taxes will terminate and be of no effect following the Closing.

Except as set forth in this Section 3.20 and Section 3.17, no representations or warranties are being made by Seller in this Agreement with respect to Tax matters.

Section 3.21.      Finders’ Fees. Except for RBC Capital Markets Inc. (the fees and expenses of which will be paid in their entirety by Seller), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Companies who might be entitled to any fee or commission from any Company in connection with the transactions contemplated by this Agreement.

Section 3.22.      Assets. Each Company has legal and beneficial ownership of all of its respective tangible property and assets included in the most recent Financial Statements, except for properties and assets disposed of in the ordinary course of business since the Balance Sheet Date, free and clear of Liens, other than Permitted Encumbrances. Assuming all third party consents and Permits contemplated by this Agreement or the other Transaction Agreements are obtained, the property and assets held by the Companies, together with the services provided under the Transition Services Agreement and the covenants in this Agreement (including performance by Seller of any obligations pursuant to Section 5.11 in respect of any Shared Contracts), are reasonably sufficient to conduct the Business in substantially the same manner as currently conducted, except as to (i) matters that would not reasonably be expected to be material to the Companies, taken as a whole, (ii) cash and cash equivalents, (iii) services set forth on Exhibit B to the Transition Services Agreement or (iv) services provided to the Business by any Company Employee pursuant to their employment.

Section 3.23.      Sanctions and Anti-Corruption. (a) Since January 1, 2017, each Company has complied with the U.S. Foreign Corrupt Practices Act of 1977, or all other applicable anti bribery and anti-corruption laws and regulations (the “Anti-Corruption Laws”).

(b)            No Company, and, to the knowledge of Seller, no director, officer or employee, of any Company is a Person (i) with whom dealings are restricted or prohibited by, or are sanctionable under, any Sanctions (a “Sanctioned Person”) or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted, prohibited, or made sanctionable under any Sanctions (a “Sanctioned Country”).

(c)            Except as would not be expected to have a Material Adverse Effect, since January 1, 2017, (i) no Company has directly or indirectly conducted any business or engaged in any transactions with a Sanctioned Person or in any Sanctioned Country and (ii) each Company has complied with Sanctions. To the knowledge of Seller, there is no investigation by, request for information from, or pending self-disclosure to, any Governmental Authority or any Action, in each case regarding any Company’s actual or possible violation of any Anti-Corruption Laws or Sanctions.

(d)            Except as would not reasonably be expected to have a Material Adverse Effect, no Company or, to the knowledge of Seller, any Person acting (or purportedly acting) for the benefit of any Company has, directly or indirectly, within the preceding two (2) years given or agreed to give any payment, gift or other item of value or similar benefit to any Person (including any foreign official, foreign political party, foreign political party official or candidate for foreign political office) who was, is or may be in a position to help or hinder the Business that was for the purpose of obtaining or retaining any business or any other business advantage in violation of any Anti-Corruption Law.

Section 3.24.      Product Warranty; Product Recalls; Product Liability. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2017 each product sold by the Companies in conducting the Business as currently conducted has been manufactured in conformity, in all material respects, with all applicable product specifications, all express and implied warranties, and all Applicable Laws.

(b)            As of the date hereof, there have been no product recalls (whether voluntary or involuntary) and, to the knowledge of Seller, there are no circumstances as of the date hereof that would reasonably be expected to result in a product recall (whether voluntary or involuntary).

(c)            As of the date hereof, to the knowledge of Seller, none of the Companies has any liability arising out of claims asserted for any injury to individuals or property as a result of the ownership, possession, or use of any product sold, by the Companies in excess of $1,000,000.

Section 3.25.      Insurance. (a) There are no insurance policies maintained exclusively by and for the benefit of the Companies.

(b)            Section 3.25(b) of the Seller Disclosure Schedule lists for the current year the type of coverage, name of insurer, expiration dates, coverage limits, retention amounts and deductibles for each insurance policy maintained by Seller or any of its Affiliates under which any Company is entitled to any benefit (collectively, the “Seller Insurance Policies”). Section 3.25(b) of the Seller Disclosure Schedule identifies, for each of the Seller Insurance Policies, the deductible effectively borne by the Companies.

(c)            All Seller Insurance Policies (other than any matching deductible policies or other self-insurance policies or programs of Seller or any of its Affiliates) covering pending Actions or pending, material unresolved claims or disputes that have been asserted by service of process or written notice to a Company or insurer thereof will continue in full force and effect through and after Closing, subject to Section 5.12, in accordance with their respective terms such that all such Seller Insurance Policies will continue to apply to the applicable Actions and material unresolved claims or disputes through and after Closing, subject to the terms of such policies, provided that, in all cases, after the Closing the Companies shall be solely responsible for any applicable deductibles or other self-insured retentions under any such Seller Insurance Policies.

(d)            To Seller’s knowledge, no Company has received any written notice of pending or threatened termination of any Seller Insurance Policy, and each Company is in compliance in all material respects with all terms and conditions contained therein.

(e)            To Seller’s knowledge, there are no material claims, accidents, exposures, occurrences or disputes relating to the Companies and potentially covered by the Seller Insurance Policies that the Companies, Seller, or any of their respective Affiliates have failed to tender for coverage under such Seller Insurance Policies.

Section 3.26.      Bank Accounts. Section 3.26 of the Seller Disclosure Schedule sets forth the names of all banks and other financial institutions and depositories at which any Company maintains accounts of any type or safe deposit boxes, and also lists the account number of each such account and the number of each such safe deposit box.

Section 3.27.      Material Customers and Suppliers. Section 3.27 of the Seller Disclosure Schedule sets forth (a) each of the ten (10) largest customers of the Companies, based upon sales to such customers during each of (i) the fiscal year ended December 31, 2018 and (ii) the six (6) month period ended June 30, 2019 (“Material Customers”), and (b) each of the ten (10) largest suppliers of the Companies, based upon purchases from such suppliers during each of (i) the fiscal year ended December 31, 2018 and (ii) the six (6) month period ended June 30, 2019 (“Material Suppliers”). Except as set forth on Section 3.27 of the Seller Disclosure Schedule, since January 1, 2019, the Companies have not received written notice that any of the Material Customers or Material Suppliers intends to (A) cease or materially decrease purchasing from, contracting with, selling to or dealing with the Companies (taken as a whole), as such Material Customer or Material Supplier has purchased from, contracted with, sold to or dealt with the Companies (taken as a whole) in the past; (B) materially adversely modify its relationship with the Companies (taken as a whole); or (C) materially alter its purchases, contracts, sales or dealings with the Companies (taken as a whole) in the event of the consummation of the transactions contemplated hereunder.

Section 3.28.      No Additional Representations or Warranties. Except as expressly and specifically set forth in this Article 3, none of Seller, any Company or any of their respective Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives has made, or is making, any representation or warranty whatsoever to Buyer or any of its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information (including any projections on the future performance of the Business) provided to Buyer or any of its Affiliates, or any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives.

Article 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.01.      Existence and Power. Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all organizational powers required to carry on its business as now conducted.

Section 4.02.      Authorization. (a) The execution, delivery and performance by Buyer of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the organizational powers of Buyer and have been duly authorized by all necessary organizational action on the part of Buyer.

(b)            This Agreement constitutes a valid, binding and enforceable agreement of Buyer and each other Transaction Agreement to which Buyer is a party, when executed and delivered by Buyer, will constitute a valid, binding and enforceable agreement of Buyer, subject, in the case of enforceability, to the Enforceability Exception.

Section 4.03.      Governmental Authorization. Performance of this Agreement by Buyer requires no action by or in respect of, or filing with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act and (b) any actions or filings, the absence of which would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby. Buyer is not aware of any reason why any actions by or in respect of, or filings with, any Governmental Authority referred to in Section 4.03 will not be made or obtained promptly after the date hereof and in any event by the End Date.

Section 4.04.      Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) materially violate the organizational documents of Buyer; (b) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (c) result in the creation or imposition of any Lien on any asset of Buyer, except for any Permitted Encumbrances and with such exceptions, in the case of clauses (b) or (c), as would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.05.      Financing. (a) Buyer has delivered to Seller on or prior to the date hereof true and complete copies of a fully executed commitment letter, dated as of the date hereof, by and among Buyer, Manufacturers and Traders Trust Bank and MI Windows and Doors, LLC, including all annexes, exhibits, schedules and other attachments thereto and all executed fee letters associated therewith (with such fee letters redacted on a customary basis and solely in respect of the amounts, percentages and basis points of compensation and other similar economics and the pricing and other terms of the “flex” provisions, in each case, set forth therein) (as may be amended or replaced, in each case subject to the terms of Section 5.14, the “Commitment Letter”), pursuant to which the lenders and other parties thereto have committed, on the terms and subject to the conditions set forth therein, to provide Buyer with debt financing in the amounts set forth therein in connection with the transactions contemplated hereby and to pay related fees and expenses (collectively, the “Financing”; and the Estimated Closing Purchase Price together with Buyer’s fees and expenses in connection with the transactions contemplated hereby (including the Financing), the “Required Amount”).

(b)            The Commitment Letter is in full force and effect and, assuming due and valid execution thereof by each other party thereto, the Commitment Letter is valid, binding and enforceable against Buyer and the other parties thereto in accordance with its terms, subject to the Enforceability Exceptions. As of the date hereof, the Commitment Letter has not been amended, waived or modified in any respect (in whole or in part) and has not been withdrawn, terminated or rescinded (or the respective commitments contained therein otherwise reduced) (in whole or in part), nor, to the knowledge of Buyer, is any such amendment, waiver, modification, withdrawal or rescission currently contemplated or the subject of discussions (other than in connection with the entry by Debt Financing Sources into joinders to the Commitment Letter as expressly permitted by the terms of the Commitment Letter as in effect on the date hereof). As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under the Commitment Letter on the part of Buyer or, to the knowledge of Buyer, any other party thereto. Buyer is not aware of any fact, event or other occurrence that makes any of the representations and warranties of Buyer or its Affiliates in the Commitment Letter inaccurate in any material respect. There are no conditions precedent or other contingencies (directly or indirectly) related to the funding of the Financing (including any flex provisions) in an aggregate amount necessary to satisfy the Required Amount other than the conditions precedent expressly set forth in the

Commitment Letter, and, assuming the satisfaction of the conditions set forth in Section 8.01(a) and 8.01(b), as of the date hereof, Buyer has no reason to believe that (i) any condition to the closing of the Financing contemplated by the Commitment Letter will not be satisfied on a timely basis, or (ii) the Financing in an amount necessary to satisfy the Required Amount will not be made available to Buyer at or prior to the Closing. Other than the Commitment Letter, there are no side letters or other contracts, arrangements, agreements or understandings (written or oral) directly or indirectly related to the conditions of the funding of the Financing. Buyer has fully paid, or caused to be paid, any and all commitment fees and any and all other fees and expenses, in each case as are required to be paid pursuant to the terms of the Commitment Letter and are payable on or prior to the date hereof.

(c)            At, and as of immediately prior to, the Closing, Buyer will have sufficient cash, available lines of credit or other sources of immediately available funds (including pursuant to the Financing) to satisfy the Required Amount.

(d)            Buyer is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Business. At and immediately after the Closing, and after giving effect to the transactions contemplated by this Agreement, assuming that the Assumptions are correct and assuming the satisfaction of the conditions to Closing set forth herein. Buyer and its Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liabilities on its debts as they become absolute and matured), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and will not incur debts beyond its ability to pay as they become absolute and matured. “Assumptions” means (i) that the representations and warranties of the Seller contained in this Agreement are true and correct in all material respects as of the Closing and (ii) each Company has materially complied with and materially performed its obligations under this Agreement.

(e)            Notwithstanding anything to the contrary in this Agreement, Seller expressly agrees that a breach of the representations and warranties set forth in Sections 4.05(a), 4.05(b) and 4.05(c) shall not result in a failure of a condition precedent set forth in Section 8.01(c)(i) if, notwithstanding such breach, Buyer is willing and able to consummate the transactions contemplated hereby on the terms otherwise contemplated hereby on the Closing Date.

(f)             Buyer acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to any obligations of Buyer hereunder, including the obligation to consummate the transactions contemplated hereby.

Section 4.06.      Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

Section 4.07.      Litigation. Buyer is not a claimant or defendant in or otherwise a party to any Action concerning its business, which are in progress or, to Buyer’s knowledge, threatened or pending by or against or concerning its business that would reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.08.      Finders’ Fees. Except for Keybanc Capital Markets Inc. (the fees and expenses of which will be borne in full by Buyer), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from any Person in connection with the transactions contemplated by this Agreement.

Section 4.09.      Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of businesses such as its acquisition of the Shares as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer complete and open access to the employees, documents and facilities of the Business, and Buyer has undertaken prior to the date hereof all investigations and inquiries and has requested all documents and information as it deems necessary in connection with entry into this Agreement and the consummation of the transactions contemplated hereby. Buyer agrees to accept the Shares and the Business in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by Seller or any Company or any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives, except as specifically and expressly set forth in Article 3 Without limiting the generality of the foregoing, Buyer acknowledges that none of Seller, any Company or any of their respective Affiliates makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Business, except as expressly set forth in Article 3.

Article 5
COVENANTS

Section 5.01.      Conduct of Business. (a) From the date of this Agreement until the Closing Date, except as otherwise contemplated by this Agreement, required by Applicable Law, Permit, Contract or any Governmental Authority, as set forth in Section

5.01 of the Seller Disclosure Schedule or with the written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller shall use commercially reasonable efforts to conduct the Business in the ordinary course in all material respects. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as otherwise contemplated by this Agreement, required by Applicable Law, Permits, Contract or any Governmental Authority, as set forth in Section 5.01 of the Seller Disclosure Schedule or with the written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller shall not permit the Companies or the Business to:

(i)            amend (whether by merger, consolidation or otherwise) any Company certificate of formation, limited liability company agreement or equivalent organizational documents or take or authorize any action to wind up the affairs of, dissolve, liquidate, restructure or recapitalize any Company;

(ii)           (A) split, combine, reclassify or redeem any Company Securities or effect any merger or consolidation of any of the Companies or (B) declare, set aside or pay any dividend or other distribution, other than (x) cash dividends or other cash distributions by the Companies to Seller, or (y) as may facilitate the settlement or elimination of intercompany accounts between any of the Companies, on the one hand, and Seller and any of its Affiliates, on the other;

(iii)          make capital expenditures in excess of the aggregate amount set forth in the Business’ capital expenditures forecast for fiscal year 2019 by more than $500,000 in the aggregate;

(iv)          transfer, issue, sell or dispose of or create any Lien (other than any Permitted Encumbrance) on any Company Securities or grant options, warrants, calls or other rights to purchase or otherwise acquire the Company Securities;

(v)           acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any Person, business, division or material assets, other than (A) pursuant to existing Contracts or (B) in the ordinary course of business;

(vi)          sell, assign, transfer, convey, lease or otherwise dispose of (whether by merger, consolidation, disposition of stock or assets or otherwise), directly or indirectly, any properties or assets, other than (A) pursuant to existing Contracts or (B) in the ordinary course of business;

(vii)         make any material loans, advances or capital contributions to, or material investments in, any other Person, other than (A) in the ordinary course of business or (B) loans, advances or capital contributions to, or investments in, any Company;

(viii)        incur or enter into any agreement relating to Indebtedness, including becoming guarantor, surety, endorser or otherwise liable for any debt, obligation or liability of any other Person (provided that, for the avoidance of doubt, Indebtedness of the type referred to in clause (v) of the definition thereof shall not be deemed to be a breach of this Section 5.01(a)(viii) to the extent arising under agreements entered into prior to the date hereof or permitted to be entered into after the date hereof in accordance with the terms hereof);

(ix)          provide any additional Seller Credit Support or amend, modify, extend or renegotiate any material term of any Seller Credit Support in any manner that materially increases or extends the potential exposure of Buyer, the Companies or any of their respective Affiliates under any Seller Credit Support, in each case other than in the ordinary course of business;

(x)           subject any of the properties or assets (whether tangible or intangible) of any Company to any Lien, except for Permitted Encumbrances;

(xi)          other than as required by the terms of any Employee Benefit Plan (pursuant to its terms as of the date hereof) or Applicable Law, (A) with respect to any Company Employee, (1) grant or increase any severance or termination entitlement to such individual (or amend any existing severance or termination pay arrangement), or (2) enter into, any employment, deferred compensation or other similar agreement with such individual (or materially amend any existing agreement), (B) establish, adopt or amend any collective bargaining agreement, (C) establish, become a party to, amend or terminate any Company Benefit Plan (or any arrangement which would be a Company Benefit Plan if in effect on the date hereof) or provide any discretionary benefits under any Company Benefit Plan, (D) increase compensation, bonus or other benefits payable to any Company Employee, except in the ordinary course consistent with past practice in conjunction with annual compensation increases and bonus awards, (E) hire any new employee (except for such hires in which the base salary obligation is less than $250,000 per year and no individual change in control benefits are offered), (F) terminate the employment or services of any employee or service providers except for such individuals whose base salary is less than $250,000 per year, other than for cause, or (G) transfer the employment of an employee from a Company to Seller or any of its Affiliates (other than the Companies) or from Seller or any of its Affiliates (other than the Companies) to the Companies, except in each case with respect to any Seller Benefit Plan, any adoption of or amendment thereto that is generally applicable to all similarly situated Seller employees;

(xii)         amend, terminate, renew or cancel any Contract listed in Section 3.11(a) of the Seller Disclosure Schedule, or enter into any new Contract that would have been required to be listed in Section 3.11(a) of the Seller Disclosure Schedule had it been in effect as of the date hereof, in each case other than in the ordinary course of business;

(xiii)        make or change any material Tax election or method of accounting for Tax purposes except as required by Applicable Law;

(xiv)        make any change to its methods, principles, classifications of financial accounting or internal account controls or practices currently used by the Companies, except as required by changes in GAAP or other Applicable Law;

(xv)         adopt a plan or agreement of complete or partial liquidation or dissolution;

(xvi)        cancel or modify any Available Insurance Policy except where replaced with a substantially similar policy;

(xvii)       forgive, cancel or compromise any debtor claim, or waive or release any right of material value, other than in the ordinary course of business;

(xviii)      acquire any ownership interest in any real property or, other than in the ordinary course of business, acquire any leasehold interest in any real property;

(xix)         sell, assign, transfer, license (except for Permitted Encumbrances), allow to lapse or abandon any material Intellectual Property owned by or licensed to any Company;

(xx)          commence, settle or compromise any Action involving an amount greater than $500,000; or

(xxi)         agree or commit to do any of the foregoing;

provided that, for the sake of clarity, prior to Closing, nothing in this Section 5.01 shall restrict Seller or any of its Affiliates from taking any action to: (i) cause the Companies to dividend, distribute or otherwise pay to Seller or any of its Affiliates any or all of their cash, (ii) remove, or cause any Affiliate to remove, and pay to Seller or any of its Affiliates any cash held in any bank account of the Companies or the Business or (iii) settle or otherwise terminate or eliminate intercompany balances between Seller and any of its Subsidiaries, on the one hand, and the Business, on the other hand, and make capital increases or decreases in connection therewith. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that an e-mail from one or more of the following individuals (or such other persons as Buyer may specify by notice to the Company) specifically referencing this Section and expressly granting consent shall constitute a valid form of consent of Buyer for all purposes under this Section: Matt DeSoto (matt.desoto@miwd.com).

(b)            Prior to the Closing, Buyer shall not, and shall cause its Affiliates not to, directly or indirectly, take or agree to take (or omit to take or agree to omit to take) any action (including any action (whether by merger, consolidation or otherwise) to acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, Person or division or part thereof, or any securities or collection of assets, including entering into (or agreeing to enter into) any letter of intent, agreement in principle or definitive agreement for the acquisition, purchase, lease or license thereof) that would reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any consent of any Governmental Authority necessary to consummate the Closing or any of the other transactions contemplated hereby or the expiration or termination of any applicable waiting period under the HSR Act or any other applicable antitrust law, (ii) increase the risk of any Governmental Authority entering an order or injunction to prevent, prohibit, restrict or delay the consummation of the Closing or any of the other transactions contemplated hereby, (iii) increase the risk of not being able to remove any such order or injunction on appeal or otherwise, (iv) result in the requirement under Applicable Law to obtain a consent of any Governmental Authority in order for the Closing to occur that was not previously so required or (v) otherwise prevent, prohibit, restrict or materially affect, impair or delay the satisfaction of the conditions set forth in Article 8 or the consummation of the Closing or any of the other transactions contemplated hereby.

Section 5.02.      Certain Filings. Seller and Buyer shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 5.03.      Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use reasonable best efforts to take, or cause to be taken (including by their respective Affiliates), all actions and to do, or cause to be done (including by their respective Affiliates), all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement, including (x) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (y) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that:

(i)            the parties hereto understand and agree that the reasonable best efforts of Buyer under this Section 5.03 only shall be deemed to include taking, and causing its Affiliates to take, all actions necessary or appropriate to avoid or eliminate each and every impediment under any Antitrust Laws so as to enable the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements to occur as soon as reasonably possible (and in any event prior to the End Date), including:

(A)            entering into any settlement, undertaking, consent decree, stipulation or agreement with or required by any Governmental Authority in connection with the transactions contemplated hereby;

(B)            proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Buyer, any of its Affiliates, those of any Company or one or more Companies;

(C)            terminating existing relationships, contractual rights or obligations of Buyer or its Affiliates (including those of any Company);

(D)            otherwise taking or committing to take actions that after the Closing Date would limit Buyer’s or its Affiliates’ (including any Company’s) freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of the businesses, product lines or assets of Buyer or its Affiliates (including any Company) (each of the foregoing described in any of Section 5.03(a)(i)(A) through (D) a “Regulatory Concession”);

(E)            defending any Action (including by appeal if necessary) that challenges any of the transactions contemplated by this Agreement or the other Transaction Agreements or which would otherwise prohibit, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements;

(F)            seeking to have lifted, vacated or reversed any stay, injunction, temporary restraining order or other restraint entered by any Governmental Authority with respect to this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby; and

(G)            without limiting the generality of Section 5.01(b), not taking any action (including the acquisition by it or any of its Affiliates of any interest in any Person that derives revenues from products, services or lines of business similar to the products, services or lines of business of any Company) if such action would make it more likely that there would arise any impediments under any Antitrust Laws that may be asserted by any Governmental Authority to the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements as promptly as reasonably practicable or that would result in any delay of the Closing; and

(ii)            notwithstanding anything in this Agreement to the contrary, Buyer shall control the strategy for obtaining all consents, approvals, or waivers that may be sought from any Governmental Authority pursuant to this Section 5.03, including by directing the timing, nature and substance of any filings, forms, statements, commitments, submissions and communications contemplated by or made in accordance with this Section 5.03, as well as the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, or Actions challenging, the consummation of the transactions contemplated by this Agreement; provided that Buyer shall (A) consult with Seller in advance of any material conversation with any such Governmental Authority, to the extent reasonably practicable and (B) give Seller the opportunity to participate in such discussions, negotiations or Actions to the extent not prohibited by Applicable Law.

(b)            If requested by Buyer, Seller shall cause the Companies to agree to any Regulatory Concession; provided that (i) none of Seller’s Affiliates shall be required to make any Regulatory Concession and (ii) none of Seller or the Companies shall be required to agree to any Regulatory Concession that is not conditioned upon consummation of the transactions contemplated by this Agreement.

(c)            Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Companies, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within five (5) Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (including, unless Seller agrees otherwise, requesting the early termination thereof). All filing fees incurred by Buyer or Seller or any of their respective Affiliates in connection with causing the expiration or termination of the applicable waiting periods under the HSR Act, shall be borne by Buyer.

(d)            Subject to Applicable Law relating to the sharing of information and Section 5.03(a)(ii), each party hereto shall (i) furnish the other party with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and correspondence (A) prepared by or on behalf of such party for any Governmental Authority and affording the other party opportunity to comment and participate in responding, where appropriate; and (B) received by or on behalf of such party from any Governmental Authority, in each case in connection with any such consent, authorization, order or approval and (ii) use commercially reasonable efforts to consult with and keep the other party hereto informed as to the status of such matters. Each of Seller and Buyer shall not, and shall cause its Affiliates not to, take, refrain from taking or cause to be taken any action (including, for the sake of clarity, any other acquisition or investment) that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of any consent, authorization, order or approval of any Governmental Authorities.

Section 5.04.      Access. (a) From the date hereof until the Closing Date, Seller shall (i) give Buyer, its counsel, financial advisors, auditors and other authorized Representatives, who are bound by the Confidentiality Agreement, reasonable access during Working Hours to the offices and properties, and to copies of books and records, of the Business; (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized Representatives, who are bound by the Confidentiality Agreement, such financial and operating data and any other information relating to the Business as such Persons may reasonably request; and (iii) instruct the employees, counsel and financial advisors of the Companies to cooperate with Buyer in its investigation of the Business. Any investigation pursuant to this Section 5.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business. Notwithstanding the foregoing, (A) Seller shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would jeopardize the attorney-client privilege, contravene any Applicable Law or contravene any confidentiality undertaking; and (B) prior to the Closing Date, Buyer shall have no right to perform or cause to be performed any invasive or subsurface investigations of the properties of the Business, including any sampling or testing of the air, soil, surface water, groundwater, building materials or other environmental media.

(b)            On and after the Closing Date, Buyer will, and will cause the Companies to, (i) maintain the books and records of the business of the Companies for the period prior to Closing (the “Pre-Closing Books and Records”) for a period of six (6) years; (ii) upon reasonable written notice and during Working Hours, afford to Seller and its agents reasonable access to (x) properties, copies of the Pre-Closing Books and Records and (y) employees and auditors of the business of the Companies, in each case to the extent necessary to permit Seller to perform or satisfy any legal, accounting or regulatory obligation relating to any period on or before the Closing Date or for any other reasonable business purpose. Notwithstanding the foregoing, Buyer shall not be required to provide access or disclose information to the extent that such access or disclosure would jeopardize the attorney-client privilege or contravene any Applicable Law.

(c)            From the date hereof until the Closing Date, without Seller’s prior written consent, Buyer shall not, and shall cause its Affiliates not to, contact any customers, vendors or suppliers of, or other third parties having business relationships with, the Business, other than in the ordinary course of Buyer’s or its Affiliates’ businesses where such contact does not relate to the Business, this Agreement or any other Transaction Agreement or the transactions contemplated hereby or thereby and is in any event conducted in compliance with the terms of the Confidentiality Agreement.

Section 5.05.      Notices of Certain Events. (a) Each party shall promptly notify the other of each of the following events if such event occurs prior to the Closing:

(i)            any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)            any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (to the extent notification thereof to Buyer is permitted by such Governmental Authority); and

(iii)            any Actions commenced that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 (in the case of Seller) or Section 4.07 (in the case of Buyer).

(b)            Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 5.05 shall not provide the other party hereto the right not to effect the transactions contemplated by this Agreement.

Section 5.06.      Seller Marks. (a) Buyer and the Companies shall have no right, title or interest in or to the “Masco” names and trademarks, any trademarks or other indicia of origin listed in Section 5.06(a) of the Seller Disclosure Schedule, any stylized variations, logos and designs used in connection with the foregoing, any variation or derivative of any of the foregoing, or any names, trademarks, logos or designs confusingly similar to any of the foregoing (collectively, the “Seller Marks”). Buyer hereby acknowledges and agrees that neither it nor any of its Affiliates (including, as of the Closing, the Companies) shall acquire any goodwill, rights or benefits arising from the Seller Marks and that all such goodwill, rights and benefits shall inure solely to Seller.

(b)            Without limiting the generality of the foregoing, Seller grants a limited, non-exclusive right to Buyer and the Companies for a period of one hundred eighty (180) days following the Closing to use the Seller Marks solely to the extent necessary to allow Buyer and the Companies to market, distribute and sell the finished products manufactured by the Companies prior to the Closing Date (it being understood that (i) Buyer and the Companies shall only utilize labels and packaging, advertising, marketing, sales and promotional materials to the extent they existed immediately prior to the Closing Date, and (ii) notwithstanding the foregoing, Buyer and the Companies shall neither (A) use any Seller Marks in any manner or for any purpose which in any way differs from the use of such Seller Marks by Seller or the Companies immediately prior to the Closing Date, nor (B) manufacture or produce, or cause or permit any third party to manufacture or produce, any new labels or packaging, advertising, marketing, sales or promotional materials incorporating any Seller Marks in any manner).

(c)            Promptly upon the expiration of the period set forth in Section 5.06(b), the Companies shall (and Buyer shall cause the Companies to) (i) cease any and all use of the Seller Marks (ii) destroy and dispose of all labels and advertising, marketing, sales and promotional materials, in each case in its possession or subject to its control, bearing any Seller Marks, and (iii) cause their names to be changed to such other names that do not include the Seller Marks and make all necessary filings and use commercially reasonable efforts to cause all applicable Governmental Authorities to change all applications, registrations and filings, including corporate names, seals and certificates of the Companies such that they will not include any Seller Marks. From and after the Closing, none of Buyer, Buyer’s Affiliates or any Company shall challenge the ownership, validity or enforceability of any Seller Marks.

(d)            Except with respect to the Company Intellectual Property Rights or as expressly set forth in this Section 5.06, the parties acknowledge and agree that neither party nor any of its Affiliates grants any license or other right, title or interest in or to any of its or its Affiliates’ Intellectual Property Rights to the other party under this Agreement, whether by implication, estoppel, exhaustion or otherwise, and each party retains and reserves all rights with respect to its and its Affiliates’ Intellectual Property Rights not expressly granted under this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that this Agreement does not, and shall not, convey, transfer or assign any right, title or interest in or to any Intellectual Property Rights of any third party.

Section 5.07.      Public Announcements. No party hereto, and none of their respective Affiliates, shall without the prior consultation of the other party hereto to the extent reasonably practicable, issue any press release or make any other public announcement relating to this Agreement, the Transaction Agreements or the transactions contemplated hereby, unless such party determines in good faith, after consultation with legal counsel, that it is required by Applicable Law to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Transaction Agreements or the transactions contemplated hereby, in which event such party shall use its reasonable best efforts to provide a reasonable opportunity to the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided, however, that each party hereto and their respective Affiliates may make statements that are substantially similar to (a) the joint press release issued by the parties hereto in connection with the execution of this Agreement or (b) previous press releases, public disclosures or public statements made by any party hereto in compliance with this Section 5.07.

Section 5.08.      Intercompany Matters. Effective as of the Closing, except (i) for the Transition Services Agreement, (ii) as contemplated by this Agreement (including any Seller Credit Support that remains outstanding following the Closing), and (iii) for those arrangements set forth on Section 5.08 or Section 5.11 of the Seller Disclosure Schedule, all intercompany accounts between Seller or any of its Affiliates, on the one hand, and any Company, on the other hand, shall be settled and paid in full (regardless of the terms of payment of such intercompany accounts), and all agreements between Seller or any of its Affiliates, on the one hand, and any Company, on the other hand, shall be terminated, in each case without further liability or obligation (contingent or otherwise) of any party thereunder.

Section 5.09.      Letters of Credit; Other Obligations. (a) From the date hereof until no Seller Credit Support remain outstanding (including, for the avoidance of doubt, if applicable, after the Closing), Buyer shall use its reasonable best efforts to (i) arrange for substitute letters of credit, guarantees and other obligations to replace (A) any letters of credit, guarantees, financial assurances, surety bonds, performance bonds and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates (other than solely by (but not on behalf of) the Companies) to the extent for the benefit of the Business (collectively, together with all obligations thereunder, the “Seller Credit Support”) that are outstanding as of the date of this Agreement and set forth on Section 5.09(a) of the Seller Disclosure Schedule, and (B) any Seller Credit Support entered into in the ordinary course of business on or after the date of this Agreement and prior to the Closing and included in an update to Section 5.09(a) of the Seller Disclosure Schedule that is delivered to Buyer two (2) Business Days prior to the Closing Date or (ii) assume all obligations under each Seller Credit Support, obtaining from the creditor or other counterparty (or, in the case of letters of credit, bonds or other similar Seller Credit Support, the issuing bank (or similar entity) thereof) a full release (in a form and substance satisfactory to Seller) of all parties liable, directly or indirectly, for reimbursement to the creditor or issuing bank (or similar entity), as applicable, or fulfillment of other obligations to a counterparty or issuing bank (or similar entity), as applicable, in connection with amounts drawn or otherwise due and payable under the Seller Credit Support (including any lenders or other financing parties participating in such letters of credit, bonds or similar Seller Credit Support); provided, however, that Buyer shall not be required to arrange for substitutions, replacements or assumptions of any Seller Credit Support effective prior to the Closing Date. Seller and Buyer will cooperate in a mutually agreeable arrangement to facilitate the substitution and replacement of such Seller Credit Support in accordance with this Section 5.09. To the extent any Seller Credit Support remains outstanding following the Closing, following the delivery of notice in respect of any Seller Credit Support, Buyer shall, to the extent arising after the Closing Date, indemnify and hold harmless Seller against, and reimburse Seller for, any and all amounts paid, including costs, fees or expenses in connection with such Seller Credit Support or the associated collateral support, including Seller’s and its Affiliates’ fees in maintaining such Seller Credit Support, whether or not any such Seller Credit Support is drawn upon or required to be paid or otherwise performed, and shall in any event promptly reimburse Seller to the extent any Seller Credit Support is drawn upon and Seller or any of its Affiliates makes any payment, including any reimbursement of the party issuing or otherwise providing the Seller Credit Support.

(b)            Buyer shall use its reasonable best efforts to establish and duly file replacement compliance bonds, approved by the relevant Governmental Authority and effective as of the Closing Date, to replace each of the bonds set forth on Section 5.09(b) of the Seller Disclosure Schedule to the extent such bonds are for the benefit of the Business (“Seller Bonds”). To the extent any Seller Bonds remains outstanding following the Closing, Buyer shall, to the extent arising on or after the Closing, indemnify and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all amounts paid, including costs, fees or expenses in connection with such Seller Bond, including Seller’s and its Affiliates’ fees in maintaining such Seller Bonds, whether or not there is any indemnification obligation with respect to a Seller Bond, or required to be paid or otherwise performed, and shall in any event promptly reimburse Seller to the extent there is any indemnification obligation with respect to a Seller Bond, including any reimbursement of the party issuing or otherwise providing the Seller Bond. Seller and Buyer will cooperate to facilitate the replacement of the Seller Bonds; provided that such cooperation shall not require Seller or any of its Affiliates to make any material out-of-pocket payments, incur any liability, commence any Action or offer or grant any accommodation (financial or otherwise) to any third party.

(c)            Notwithstanding anything to the contrary contained herein, Buyer shall not (i) enter into any transactions after the Closing in the name of Seller or any of its Affiliates or that would be covered by a Seller Credit Support or (ii) amend, modify, extend or renegotiate any material term of any obligation that is covered by a Seller Credit Support in any manner that increases or extends the potential exposure of Seller or any of its Affiliates under any Seller Credit Support without providing Seller with evidence reasonably acceptable to Seller that Seller and its Affiliates have been released from such Seller Credit Support.

Section 5.10.      Directors and Officers. (a) For a period of six (6) years after the Closing Date, Buyer shall cause the Companies to maintain in effect and continue to provide to the fullest extent permitted by Applicable Law all rights to indemnification, advancement of expenses, exculpation and other limitations on liability currently existing in favor of any current or former Representative of each Company (including any predecessors thereof) (collectively, such Representatives, the “Seller Indemnitees”) under, and in no event on terms less favorable than those contained in, the organizational documents of any Company in effect on the date of this Agreement.

(b)            At or prior to the Closing, Buyer shall purchase or cause to be purchased a non-cancellable extension of the directors’ and officers’ liability coverage of the Seller’s existing directors’ and officers’ insurance policies for the Seller Indemnitees and the Seller’s existing fiduciary liability insurance policies for the Seller Indemnitees (collectively, the “D&O Tail Policy”), which shall (i) be for a claims reporting or discovery period of at least six (6) years from and after the Closing with respect to any claim related to any period or time at or prior to the Closing, (ii) be from the Seller’s current insurance carrier with respect to such coverage or an insurance carrier with the same or better credit rating and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Seller’s existing insurance coverage for the Seller Indemnitees with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against the beneficiaries thereof by reason of their having served in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that (x) in no event shall Buyer be required to expend for the D&O Tail Policy an aggregate premium amount in excess of 300% of the premium amount per annum for the Seller’s existing insurance coverage for the Seller Indemnitees and (y) if the aggregate premium amount for the D&O Tail Policy exceeds such amount, Buyer shall be obligated to obtain a D&O Tail Policy with the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount. Notwithstanding the foregoing, as an alternative to the foregoing and at Buyer’s request and at Buyer’s expense (including the costs of filing a claim and any deductibles, premium increases, Taxes or other amounts that are or become payable by Seller or any Affiliate of Seller as a result of Seller’s accommodation of Buyer’s request), Seller shall make commercially reasonable efforts to cause the officers and directors of the Companies serving prior to the Closing to remain covered for not less than six (6) years after the Closing Date under the Seller Insurance Policies providing directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters arising at or before the Closing, including (to the extent such coverage is permitted thereunder) the transactions contemplated herein.

(c)            In the event that Buyer, any Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then in each such case, proper provision shall be made so that the successors and assigns of Buyer, any such Company, as the case may be, shall succeed to and be bound by the obligations set forth in this Section 5.10.

(d)            The obligations of Buyer under this Section 5.10 shall not be terminated or modified in such a manner as to materially and adversely affect any Seller Indemnitee to whom this Section 5.10 applies without the written consent of such affected Seller Indemnitee (it being expressly agreed that each Seller Indemnitee shall be a third party beneficiary of this Section 5.10).

Section 5.11.      Assignment of Contracts and Rights. (a) Notwithstanding anything in this Agreement that may be deemed to the contrary, this Agreement shall not constitute an agreement to assign any Shared Contract or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, without the consent of a third party thereto, would constitute a breach or other contravention of such Shared Contract or in any way adversely affect the rights of Seller, any Company or any of their respective Affiliates thereunder. If such consent is not obtained, Seller and Buyer will, until the first anniversary of the Closing Date, cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing, or sub-leasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming Seller’s obligations, any and all rights of Seller against a third party thereto, and during such period, Seller shall not amend, modify or waive any Shared Contract in any manner that would, by its terms, have a materially and disproportionately adverse impact on the Companies relative to the impact on Seller and its Affiliates (other than the Companies) without obtaining the prior written consent of Buyer. In connection with any Shared Contract that is (x) assigned, in whole or in part, to Buyer, any Company or any of their respective Subsidiaries, or (y) sub-contracted, sub-licensed or sub-leased or under which Seller or any of its Affiliates otherwise passes along any benefits thereunder, in each case whether in whole or in part, to Buyer, any Company or any of their respective Subsidiaries, (i) Buyer hereby agrees to perform, and to cause to be performed, all of the Company’s or Subsidiary’s (as applicable) obligations thereunder (the “Buyer Shared Contract Obligations”) and Seller hereby agrees to perform, and to cause to be performed, all of its and its Affiliates’ obligations thereunder (the “Seller Shared Contract Obligations”), (ii) Buyer shall indemnify Seller and its Affiliates, and otherwise hold them harmless from, any Damages arising from its failure to perform any of the Buyer Shared Contract Obligations and (iii) Seller shall indemnify Buyer and its Affiliates, and otherwise hold them harmless from, any Damages arising from any failure to perform any of the Seller Shared Contract Obligations. Any amounts payable under a Shared Contract that are not directly attributable to either Seller and its respective Affiliates (other than the Companies), on the one hand, or the Companies, on the other, will be allocated among them on a fair and equitable basis consistent with the applicable practices prior to the Closing.

(b)            Notwithstanding anything in this Agreement that may be deemed to the contrary, (i) neither Seller, Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money, incur any liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent to assign a Shared Contract, (ii) the assignment of any Shared Contract shall not be a condition to the obligation of the parties hereto to consummate this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, and (iii) in no event shall Buyer be entitled to assert that a breach of this Section 5.11 shall have given rise to a failure of the condition set forth in Section 8.01(b)(ii).

Section 5.12.      Insurance Coverage. (a) From and after the Closing, the Business shall cease to be insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any of Seller’s and its Affiliates’ insurance policies or by any of their respective matching deductible policies, other than with respect to: (i) any Pre-Closing Occurrences pending at the time of Closing or brought within a three-year period concluding on the third anniversary of the Closing Date, solely under the insurance policies listed on Section 5.12(a) of the Seller Disclosure Schedule (collectively, the “Available Insurance Policies”) or (ii) any Pre-Closing Occurrences that are properly reported under the Available Insurance Policies prior to the Closing Date; provided that such claims under the Available Insurance Policies shall be subject to the terms, conditions and limitations of the relevant Available Insurance Policy and this Agreement, except to the extent otherwise mandated by Applicable Law. After Closing, none of the Companies shall make any claim against any insurance policies of Seller or any of its Affiliates, other than the Available Insurance Policies; provided that, if any claim for a Pre-Closing Occurrence is tendered to an insurer under an Available Insurance Policy in accordance with this Section 5.12, and the insurer denies such claim on the basis that it has not been tendered to the insurers under any underlying insurance policy or to any matching deductible policy or other self-insurance policy or program of Seller or any of its Affiliates that is not an Available Insurance Policy (“Underlying Insurance Policy”), Seller shall assist and cooperate with the Companies in the Companiesʼ tendering of claims to the insurers under such Underlying Insurance Policies, at Buyerʼs cost; provided, further, that such tendering or assistance shall not result in any Company receiving payment with respect to such Underlying Insurance Policy, nor shall the provisions of this Section 5.12 limit or in any way modify the Assignment and Assumption Agreement. In all cases, after the Closing the Companies shall be solely responsible for any applicable deductibles, premium increases, Taxes or other amounts that are or become payable by Seller or any Affiliate of Seller as a result of the Companies’ use of any of the Available Insurance Policies. Buyer shall procure all contractual and statutorily obligated insurance for the Business as of Closing. The term “Pre-Closing Occurrences” shall mean any claim, accident, occurrence, loss or material unresolved dispute exclusively related to the Business that occurred or existed or is alleged to have occurred or existed prior to the Closing Date (to the extent the damages, losses and liabilities with respect to such claim, occurrence or loss were not taken into account in connection with the Purchase Price adjustment under Section 2.06 and do not relate to the Retained Litigation). For the sake of clarity, the Available Insurance Policies shall not include any matching deductible policies or other self-insurance policies or programs of Seller or any of its Affiliates.

(b)            From and after the Closing, (x) Seller will be responsible for the Claims Administration with respect to claims of Seller under the Available Insurance Policies and (y) the Business and Buyer will be responsible for the Claims Administration with respect to claims of the Business under the Available Insurance Policies. Any claims for Pre-Closing Occurrences under the Available Insurance Policies are subject to and conditioned upon the following:

(i)            The Business or Buyer shall be solely responsible for notifying any and all insurance companies of such Pre-Closing Occurrences and complying with all policy terms and conditions for pursuit and collection of such Pre-Closing Occurrences, and the Business and Buyer shall promptly notify Seller’s corporate insurance department of any such claims. Neither the Business, Buyer nor any of their Affiliates shall, without the written consent of Seller, amend, modify or waive any rights of Seller or other insureds under any Available Insurance Policy. Until the three-year anniversary of the Closing Date, neither Seller nor any of its Affiliates shall, without the written consent of Buyer, amend, modify or waive any rights of the Companies or their Affiliates under any Available Insurance Policy in any manner that would, by its terms, have a materially and disproportionately adverse impact the Companies relative to the impact on Seller and its Affiliates (other than the Companies); provided that for the avoidance of doubt the foregoing shall not restrict Seller or any of its Affiliates from amending or otherwise modifying any Available Insurance Policy to give effect to this Section 5.12. The Business and Buyer shall exclusively bear and be liable (and Seller shall have no obligation to repay or reimburse the Business, Buyer or any of their Affiliates) for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such Pre-Closing Occurrences;

(ii)            With respect to claims for Pre-Closing Occurrences, each party hereto shall, and shall cause its Affiliates or third party administrator to, use commercially reasonable efforts to obtain the benefit of the Available Insurance Policies and pay such benefit, if any, to Buyer (net of any Recovery Costs incurred by Seller or its Affiliates as a result of the same); provided that Buyer agrees to reimburse Seller promptly upon request for all reasonable out-of-pocket costs or expenses incurred by Seller or any Affiliate of Seller in connection with making or pursuing any claim pursuant to this Section 5.12, including the costs of filing a claim and any deductibles, premium increases, Taxes or other amounts that are or become payable by Seller or any Affiliate of Seller as a result of claims made pursuant to this Section 5.12 (such costs and expenses referred to in this clause (ii) “Recovery Costs”). The parties agree that any recoveries under the Available Insurance Policies pursuant to this Section 5.12 shall inure first to Seller to reimburse any and all Recovery Costs that have not already been reimbursed; and

(iii)          Each party hereto agrees to provide, and cause its Affiliates to provide, reasonable assistance to, and cooperate with, such other party or its Affiliates with respect to the Claims Administration referred to in the first sentence of this Section 5.12(b). None of Buyer, Seller and their respective

Affiliates and their respective directors, officers, agents and employees shall have any liability, whether direct or indirect, in contract or tort or otherwise, to any Person for or in connection with the provision of such assistance or cooperation. All reasonable out-of-pocket expenses incurred by either party or its Affiliates in providing any such assistance or cooperation shall be reimbursed promptly by the other party or its Affiliates.

Section 5.13.      Retained Litigation. (a) From and after the Closing, Buyer agrees that Seller shall have the sole right to claim and collect any amounts with respect to the Retained Litigation, and the sole right to administer, control, settle and resolve the Retained Litigation. Buyer, on behalf of itself and its Affiliates (including the Companies) (i) agrees that it shall not take, and shall cause its Affiliates not to take, any action or make any admissions with respect to the Retained Litigation without Seller’s prior written consent and (ii) shall promptly pay to Seller any amounts (whether by award of damages or costs, settlement, insurance or otherwise) that Buyer or its Affiliates (including the Companies), may receive with respect to the Retained Litigation. In furtherance of the foregoing, Buyer shall, and shall cause its Affiliates to, take all steps necessary, including executing any assignment or other agreement in a form and substance satisfactory to Seller, to assign any right, property or asset related to the Retained Litigation to Seller or one of its Affiliates, as designated by Seller. “Retained Litigation” means any claim of the Companies with respect to In re Payment Card Interchange Fee and Merchant Discount Antitrust Litigation, MDL 1720 (MKB) (JO) and any related settlements.

(b)            Without limiting the generality of Section 5.04(b), after the Closing, Buyer, at Seller’s expense, shall cooperate with Seller and its Affiliates in the prosecution of the Retained Litigation, including by (i) making available to Seller and its Affiliates all witnesses, pertinent records, materials and information in Buyer’s, the Companies’ or their respective Affiliates’ possession or control relating thereto as requested by Seller or its Affiliates; including by making the Company Employees available at reasonable times to provide information, discovery documentation, take depositions and testify and (ii) otherwise providing any assistance reasonably requested by Seller or its Affiliates relating to the Retained Litigation. Each of Seller and Buyer shall take all reasonable precautions so as not to jeopardize any privilege reasonably available to Seller or any of its Affiliates. At Seller’s request, Buyer shall enter into a common interest agreement with Seller and its Affiliates with respect to the Retained Litigation, in a form to be mutually agreed by the parties hereto.

(c)            Following the Closing, Seller shall control the defense of any ongoing audits referred to on Section 3.12 of the Seller Disclosure Schedule, provided that Seller shall not settle or otherwise compromise any audit that could give rise to aggregate liabilities of the Target Company or any Subsidiary as a result of the matters disclosed on Section 3.12 of the Seller Disclosure Schedule in excess of $200,000 without Buyer’s consent (not to be unreasonably withheld, conditioned or delayed).

Section 5.14.      Financing. (a) Buyer shall use its reasonable best efforts to (and shall cause its Affiliates and its and its Affiliates’ Representatives to use their respective reasonable best efforts to) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Financing on a timely basis on the terms and conditions described in the Commitment Letter at or prior to the Closing, including using its reasonable best efforts to (i) maintain in effect and comply with its obligations under the Commitment Letter in accordance with the terms and conditions thereof (subject to Buyer’s right to amend, restate, amend and restate, modify, supplement and/or waive the Commitment Letter and the related definitive debt agreements in accordance herewith), provided that such efforts shall not require any material modification of, or waiver of any rights under, the Commitment Letter, or any material payment or concession that would not be required under the terms of the Commitment Letter as in effect on the date hereof and disclosed to Seller, (ii) promptly negotiate and enter into definitive agreements and documents with respect to the Financing (the “Debt Financing Agreements”) on the terms and conditions contained in the Commitment Letter (including any “flex” provisions applicable thereto), (iii) satisfy or cause to be satisfied on a timely basis (or obtain a waiver of) all conditions required for funding of the Financing and applicable to Buyer in the Commitment Letter and the Debt Financing Agreements to the fullest extent that they are within its control, (iv) assuming that all conditions contained in the Commitment Letter have been satisfied or waived, consummate the Financing at or prior to the Closing (including by instructing the parties to the Commitment Letter to provide the Financing, on the terms and subject to the conditions set forth in the Commitment Letter) and (v) enforce its rights under the Commitment Letter at or prior to the Closing.

(b)            Buyer shall not (A) agree to or permit any amendment, restatement, amendment and restatement, supplement or other modification of, or waive any of its rights under the Commitment Letter or (B) substitute or replace other debt or equity financing for all or any portion of the Financing from the same or Alternative Financing sources, in each case, without Seller’s prior written consent, except Buyer shall have the right to amend, restate, amend and restate, supplement, modify or waive the Commitment Letter from time to time between the date hereof and Closing (x) solely to add lenders, lead arrangers, bookrunners, syndication agents or any person with similar roles or titles that have not executed the Commitment Letter as of the date hereof or (y) in any other manner, in each case to the extent such amendment, restatement, amendment and restatement, supplement, modification or waiver would not have the effect of (i) reducing the aggregate amount of the Financing under the Commitment Letter (except to the extent any other portion of the Financing contemplated by the Commitment Letter is increased by a like amount) to an aggregate principal (and net cash proceeds) amount less than the Required Amount, (ii) imposing new or additional conditions to the receipt of the Financing or otherwise adversely amending, restating, amending and restating, supplementing, modifying, substituting, replacing or expanding any of the conditions to the receipt of the Financing or (iii) delaying or prevent the Closing or impairing or otherwise adversely impacting the ability of Buyer to satisfy the conditions to obtaining the Financing or the ability of Buyer to consummate the transactions contemplated by this Agreement or enforce its rights against the other parties to the Commitment Letter. Upon any amendment, restatement, amendment and restatement, supplement, modification, substitution, replacement or waiver of the Commitment Letter, Buyer shall provide a copy thereof to Sellers, and references to the “Commitment Letter” shall include such documents as permitted to be amended, supplemented or modified under this Section 5.14(b), and references to the “Financing” shall include the financing contemplated by the Commitment Letter as permitted to be amended, restated, amended and restated, supplemented or modified under this Section 5.14(b).

(c)            If for any reason all or any portion of the Financing becomes unavailable on the terms and conditions or from the sources contemplated by the Commitment Letter (after taking into account any “flex” terms), Buyer shall as promptly as reasonably practicable notify Seller thereof and use its reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from alternative sources (the “Alternative Financing”) (x) as promptly as reasonably practicable following the occurrence of such event (and in any event on or prior to the date on which the Closing should have occurred pursuant to Section 2.03), (y) upon terms (including any “flex” provisions) no less favorable, in the aggregate, to Buyer than those in the Commitment Letter (including any “flex” provisions) and (z) in an amount sufficient (taken as a whole with other cash, available lines of credit or other sources of immediately available funds) to pay the Required Amount. If any Alternative Financing is obtained in accordance with this Section 5.14(c), Buyer shall promptly notify Seller thereof and references to the “Financing” and “Commitment Letter” (and other like term in this Agreement) shall include such Alternative Financing, as applicable. True and complete copies of each commitment letter and other agreement relating to any such Alternative Financing will be promptly provided to Seller (other than customary redactions solely in respect of the amounts, percentages and basis points of compensation and other similar economics and the pricing and other terms of the “flex” provisions, in each case, set forth therein).

(d)            Prior to the Closing, Seller shall, and shall cause the Companies to, use their reasonable best efforts to cooperate with Buyer to the extent necessary and customary (and reasonably requested by Buyer) in connection with the Buyer’s arrangement of the debt financing as contemplated by the Commitment Letter as in effect on the date hereof (and any Alternative Financing other than a bond financing), including using reasonable best efforts to: (i) furnish Buyer and its Debt Financing Sources with such customary financial information regarding the Companies as may be reasonably requested by Buyer to satisfy the obligations and conditions set forth in Annex IV to the Commitment Letter (provided that the only financial statements required shall be those set forth on Annex IV, those previously provided and those referenced in Section 3.07 of the Disclosure Schedules), (ii) upon reasonable notice and at mutually agreeable times, cause the Company’s senior management to participate in a reasonable number of meetings and presentations with prospective lenders; (iii) furnishing Buyer’s Debt Financing Sources access to the Financial Statements, any pertinent and customary information in the virtual data room as of the date hereof established by the Seller with respect to the Business and any other pertinent and customary information regarding the Business as may reasonably be requested by Buyer that has previously been made available to Buyer prior to the date hereof or that is available to the Company without undue burden and is customarily needed for debt financings of the type obtained in connection with transactions of the type contemplated by this Agreement; (iv) provide any required information under applicable “know your customer”, anti-money laundering rules and regulations and the

USA Patriot Act of 2001, in each case at least five days prior to the Closing Date (to the extent requested in writing at least ten days prior to the Closing Date); and (v) assist in the preparation of and, in the case of the Companies, to execute and deliver, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing; provided that the Companies shall not be required to enter into any such document or instrument contemplated by the foregoing clauses which would be effective prior to the Closing; and provided, further, that, notwithstanding anything to the contrary contained in this Agreement (including this Section 5.14), (A) nothing in this Agreement (including this Section 5.14) shall require any such cooperation to the extent that it would (1) require Seller to waive or amend any terms of this Agreement or require Seller or any of its Affiliates (other than the Companies) or any Representatives of Seller, or any of its Affiliates to incur any liability or make any payment (other than amounts attributable to general overhead and internal personnel costs or amounts reimbursable pursuant to Section 5.14(e)) or enter into any Contract (2) require the Companies to (x) agree to pay any commitment or other fee or reimburse any expenses in connection with the Financing prior to the Closing or (y) incur any liability or give any indemnity or otherwise commit to take any action that is not contingent on the Closing, (3) unreasonably or significantly interfere with the ongoing business or operations of Seller, the Companies or any of their respective Affiliates, (4) require Seller or any of the Companies to take any action that would (x) violate any Applicable Law, (y) jeopardize any attorney-client privilege (but Seller and the Companies shall use reasonable best efforts to grant access to or otherwise disclose information that is subject to such privilege in a manner which would not jeopardize such privilege) or (z) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of such Person or to a loss of any benefit to which such Person is entitled under any provision of any other agreement or other instrument binding upon such Person, in each case, in a manner that would reasonably be expected to result in material harm to Seller, any of its Affiliates or any Company, (5) require Seller, any of its Affiliates or Subsidiaries (other than the Companies), or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives to enter into or approve any Debt Financing Agreement or other definitive agreement or document related to the Financing or (6) cause any condition to Closing set forth in Article 8 to fail to be satisfied by the End Date, (B) no action, liability or obligation of the Companies or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing and (C) the parties hereto agree that any information with respect to the prospects and plans for the Companies’ business and operations in connection with the Financing will be the sole responsibility of Buyer, and none of Seller, any of its Affiliates, the Companies or their directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives shall have any liability or incur any damages with respect thereto or be required to provide any information or make any presentations with respect to capital structure, or the incurrence of the Financing or other pro forma information relating thereto or the manner in which Buyer intends to operate, or cause to be operated, the Business after the Closing.

(e)            Without limiting the following sentence, Buyer acknowledges and agrees that neither Seller nor any of its Affiliates nor, prior to the Closing, the Companies, shall have any responsibility for, or incur any liability to any Person (x) under or with respect to the Financing or (y) any cooperation provided pursuant to this Section 5.14, except for Actual Fraud (provided that this clause (y) shall not limit Seller’s obligations pursuant to Section 5.14(d)). Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.14), (i) Buyer shall promptly upon written request reimburse Seller for all documented costs and expenses (including documented attorneys’ fees) incurred by Seller, its Affiliates or the Companies in connection with the Financing and/or the arrangement thereof (including the actions and cooperation contemplated by Section 5.14(d)); provided that Buyer shall not be required to reimburse Seller for any costs and expenses incurred by Seller with respect to financial statements, financial information or other materials prepared prior to the date hereof that may be used in connection with the Financing and (ii) Buyer shall indemnify and hold harmless Seller, its Affiliates, the Companies and their respective directors, managers, officers, employees, agents, auditors other authorized representatives and professional advisors from and against any and all damages actually suffered by any of them in connection with the Financing and/or the arrangement thereof (including any arising from or relating to the actions and cooperation contemplated by Section 5.14(d))) or any information provided in connection therewith; provided, however, that the foregoing shall not apply to the extent that such damages resulted from the willful misconduct, bad faith or gross negligence of Seller, its Affiliates, the Companies or their respective pre-Closing directors, managers, officers, employees, agents, other authorized representatives and professional advisors.

(f)             Prior to the Closing, Buyer shall give Seller prompt notice of (i) any material breach or material default by any party to the Commitment Letter of which Buyer becomes aware prior to the Closing, (ii) the receipt of any written notice or written communication from any party to the Commitment Letter with respect to any actual or threatened breach, default, withdrawal, termination or repudiation of any provision of such Commitment Letter, (iii) any material written dispute or disagreement between or among Buyer and any of the other parties to the Commitment Letter, and (iv) Buyer becoming aware of any fact, circumstance, event or other reason that could reasonably be expected to result in Buyer not being able to timely obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter. Buyer shall keep Seller reasonably informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing (or Alternative Financing in accordance with Section 5.14(b)).

(g)            Seller hereby consents to the customary use of all of the Companies’ corporate logos in connection with the initial syndication or marketing of the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Companies or the reputation or goodwill of the Companies or their marks.

(h)            Notwithstanding anything to the contrary herein, it is understood and agreed that (A) the condition precedent set forth in Section 8.01(b)(ii) as applied to Sellers’ obligations under this Section 5.14 shall be deemed to be satisfied and (B) Seller shall be entitled to exercise each of the termination rights applicable to it in Article 10 hereof (subject to the terms and conditions thereof), in each case, notwithstanding any breach of this Section 5.14 by Seller, unless the Financing has not been obtained as a direct and primary result of Seller’s material breach of its obligations under this Section 5.14. Buyer acknowledges and agrees that obtaining the Financing is not a condition to Closing. Notwithstanding anything to the contrary in this Agreement, Seller expressly agrees that a breach of Section 5.14(a), 5.14(b), 5.14(c) and 5.14(f) by Buyer shall not result in a failure of the condition precedent set forth in Section 8.01(c)(ii) if, notwithstanding such breach, Buyer is willing and able to consummate the transactions contemplated hereby on the terms otherwise contemplated hereby on the Closing Date.

(i)             All information regarding Seller, the Companies or any of their respective Affiliates made available to Buyer pursuant to this Section 5.14 shall be kept confidential by Buyer in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information to the Debt Financing Sources, prospective Debt Financing Sources and ratings agencies during syndication of the Debt Financing, subject to the Debt Financing Sources, prospective Debt Financing Sources and ratings agencies entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

Section 5.15.      Exclusive Dealing. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall not, nor shall it permit any of its Affiliates to, engage in any discussions or negotiations with, provide any information to, or enter into any contract with, any Person (other than Buyer and Buyer’s representatives) concerning any direct sale, transfer or other disposition of the Company Securities, any merger involving any Company, any sale of a material portion of the business or assets of any Company, any recapitalization of any Company (other than sales of inventory sold in the ordinary course of business).

Section 5.16.      Additional Deliverables. At or after Closing, Seller shall use its reasonable best efforts to, or to cause its Affiliates to, provide Buyer with (i) the Pre-Closing Books and Records, (ii) written resignation letters of all directors and officers of each Company, in form and substance reasonably satisfactory to Buyer, (iii) to the extent required by the terms of any Real Property Lease, a consent or waiver to assignment or change in control of the Target Company, in form and substance reasonably satisfactory to Buyer and (iv) such other documents and instruments as Buyer reasonably may request to evidence completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 5.16 shall require Seller or any of its Affiliates to make any material out-of-pocket payments, incur any liability, commence any Action or offer or grant any accommodation (financial or otherwise) to any third party.

Article 6
EMPLOYEE MATTERS

Section 6.01.      Continued Employment of Company Employees. The Company Employees (including any Company Employee who is not actively working on the Closing Date as a result of an approved leave of absence), are referred to collectively herein as the “Continuing Employees.” Each Company Employee shall continue employment with the Company immediately following the Closing.

Section 6.02.      Maintenance of Compensation and Benefits. During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, (the “Continuation Period”), Buyer shall (or shall cause its Affiliates (including the Companies) to) provide each Continuing Employee (during such Continuing Employee’s employment with Buyer and its Affiliates) (a) an annual base salary or wage rate, as applicable, and incentive compensation opportunities (including both cash and equity-based incentives) that in each case is at least equal to the annual base salary or wage rate, as applicable, and incentive compensation opportunities provided to such Continuing Employee as of immediately prior to the Closing Date, (b) employee benefits that are no less favorable in the aggregate than the employee benefits provided by Seller or its Affiliates to such Continuing Employee immediately prior to the Closing Date and (c) severance benefits that are no less favorable than would have been provided to such Continuing Employee immediately prior to the Closing Date in accordance with the severance guidelines set forth on Section 6.02 of the Seller Disclosure Schedule. Except to the extent required by Applicable Law, effective as of Closing, each Company Employee shall cease all active participation in, and accrual of benefits under, any Seller Benefit Plan, other than Company Benefit Plans.

Section 6.03.      Service Credit. Buyer shall (or shall cause its Affiliates (including the Companies) to) use commercially reasonable efforts to grant each Continuing Employee full credit for all prior service with Seller, a Retained Subsidiary, a Company or any of their respective Affiliates or predecessors of any such entity for all purposes under each employee benefit plan sponsored or maintained by Buyer or any of its Affiliates, including for purposes of determining eligibility to participate, level of benefits, vesting, early retirement eligibility and benefit plan accruals, to the same extent such service would be recognized by any of Seller or its applicable Affiliate (including the Companies) under any similar employee benefit plan immediately prior to the Closing; provided, however, that such credit shall not result in a duplication of benefits and such credit shall not be provided for purposes of benefit accruals under a defined benefit pension plan.

Section 6.04.      Welfare Plans. Except as provided in the Transition Services Agreement, as of the Closing Date, each Continuing Employee shall cease participation in the health and welfare benefit plans of Seller and the Retained Subsidiaries (each, a “Seller Welfare Plan”) and commence or continue participation in the health and welfare benefit plans maintained by Buyer and its Affiliates (which, for the avoidance of doubt, after the Closing shall include any Company Benefit Plans). With respect to any Seller Welfare Plan that continues to be made available to Continuing Employees after the Closing in accordance with the terms of the Transition Services Agreement, the participation of each Continuing Employee under such Seller Welfare Plan shall cease as of the end of the applicable Term (as defined in the Transition Services Agreement). Seller and the Retained Subsidiaries shall be responsible for providing benefits in respect of claims incurred under a Seller Welfare Plan for Continuing Employees and their beneficiaries and dependents prior to the Closing Date. Benefits in respect of all welfare plan claims incurred by Continuing Employees on or after the Closing Date which are related to such welfare plans shall be borne by Buyer and its Affiliates and, to the extent any benefits are provided to Continuing Employees via the Transition Services Agreement, the full cost (i.e., the amount of actual claims not funded through an insurance policy or other funding mechanism which are in excess of contributions and Buyer’s pro-rata share of insurance premiums in respect of any insured claims) shall be borne by Buyer in accordance with the terms and conditions of the Transition Services Agreement.

Section 6.05.      Pre-Existing Conditions and Co-Payments. Buyer shall (or shall cause its Affiliates to) use commercially reasonable efforts to:

(a)            waive all limitations as to pre-existing conditions, exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees (and their eligible dependents) under any health and welfare plans in which the Continuing Employees are eligible to participate on or after the Closing Date to the extent that such limitations were waived or met under the applicable Seller Welfare Plan or health and welfare Company Benefit Plans; and

(b)            provide each Continuing Employee with credit for the dollar amount of all co-payments and deductibles incurred by such Continuing Employee prior to the Closing Date in satisfying any applicable deductible or maximum out-of-pocket requirements under any health plans in which such Continuing Employees are eligible to participate on or after the Closing Date.

Section 6.06.      Flexible Spending Accounts. As of the Closing Date, the account balances of the Continuing Employees of the medical and dependent care account plans of Seller and the Retained Subsidiaries (each, a “Seller FSA Plan”) shall be transferred to a Section 125 of the Code flexible spending account plan established or designated by Buyer, and Buyer shall be responsible for the obligations of the Seller FSA Plan to provide benefits to the Continuing Employees with respect to such transferred account balances on or after the Closing Date. Each Continuing Employee shall be permitted to continue to have payroll deductions made as most recently elected by such Continuing Employee under the Seller FSA Plan.

Section 6.07.      WARN Act. Buyer shall be solely responsible for and assume all liabilities for the provision of notice or payment in lieu of notice and any applicable penalties under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar Applicable Law arising as a result of the transactions contemplated by the Transaction Agreements. Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all damages, liabilities, costs and expenses of any kind, character or description incurred or suffered by Seller or any of their Affiliates with respect to WARN or any similar Applicable Law arising as a result of the transactions contemplated by the Transaction Agreements. Prior to the Closing, Seller shall provide Buyer a schedule which shall, as of the Closing Date, set forth a list of each Company Employee employed by a Company whose employment has been terminated involuntarily within the prior 90-day period, together with such former employee’s work location.

Section 6.08.      Assumed Arrangements. Buyer shall assume or honor each of the arrangements or contracts with respect to Company Employees listed on Section 6.08 of the Seller Disclosure Schedule.

Section 6.09.      US Defined Contribution Plans. With respect to each Continuing Employee who, as of immediately prior to the Closing Date, participates in a U.S. defined contribution plan that is intended to qualify under Section 401(a) of the Code and that is sponsored by Seller or a Retained Subsidiary (a “Seller DC Plan”), Buyer shall (or shall cause one of its Affiliates (including the Companies) to), effective as of the Closing Date, (a) cover such Continuing Employee under a defined contribution plan that is intended to qualify under Section 401(a) of the Code and that is sponsored by Buyer or one of its Affiliates (including the Companies) (a “Buyer DC Plan”) and (b) cause the Buyer DC Plan to accept a rollover (including with respect to participant loans) elected by a Continuing Employee in a direct rollover to the Buyer DC Plan. During the Continuation Period, Buyer shall or shall cause its Affiliates to (i) continue to make available to and maintain for the benefit of Company Employees, the Buyer DC Plan (including any profit sharing contribution opportunities) in accordance with the terms thereof and (ii) provide each Continuing Employee who participated in the Seller DC Plan with a maximum potential employer matching contribution that is substantially comparable to the employer matching contribution provided by Seller or its Affiliates to such Continuing Employee immediately prior to the Closing Date; provided that, if such matching contribution made by Buyer is not substantially comparable, Buyer shall provide such affected Continuing Employee with a one-time cash payment equal to the difference (on an after tax basis) between the employer contribution provided by Buyer and the employer contribution that would have been provided to similarly situated employees of Seller or its Affiliates under a Seller DC Plan.

Section 6.10.      Pre-Closing Annual Bonuses. For annual bonuses in respect of the year in which the Reference Time occurs, each participant in a Seller Benefit Plan that is an annual cash incentive plan (each, a “Seller Incentive Plan”) shall be eligible to receive a cash bonus (the “Annual Bonus”) in respect of such year in an amount equal to (i) in the event Buyer elects to continue the applicable Seller Incentive Plan for any Continuing Employee, a cash bonus amount payable under the applicable Seller Incentive Plan based on the actual achievement of the applicable performance criteria for such fiscal year or (ii) in the event Buyer elects for any Continuing Employee, with respect to the period between the Reference Time and the remainder of the year in which the Reference Time occurs, to establish new annual cash incentive programs for such Continuing Employee or provide for such Continuing Employee to participate in an existing Buyer annual cash incentive plan (each, a “Post-Closing Bonus Plan”), a cash amount equal to the sum of (x) the cash amount payable under the applicable Seller Incentive Plan based on actual achievement of the applicable performance criteria for such fiscal year through the Closing Date, with such amount prorated based on the number of completed days in the performance year through the Closing Date plus (y) the cash amount payable under the applicable Post-Closing Bonus Plan in accordance with its terms, with such amount prorated based on the number of completed days in the performance year following the Closing Date. Such Seller Incentive Plans shall be maintained by Buyer or its Affiliates (including the Company), to the extent applicable, and such Annual Bonus amounts shall be paid by Buyer or its Affiliates (including the Company), subject to the terms of the applicable Seller Incentive Plan and any applicable proration (as provided in the immediately preceding sentence), less any required withholding Taxes, on the date that is as soon as administratively practicable following the date on which the Company would normally pay bonuses. Any portion of an Annual Bonus payable under a Post-Closing Bonus plan will be paid in accordance with the terms thereof. Promptly following the end of the year in which the Reference Time occurs, Buyer or its Affiliates (including the Company) shall implement an annual bonus program covering the remaining portion of the Continuation Period in accordance with its obligations under Section 6.02.

Section 6.11.      No Third Party Beneficiaries. Without limiting the generality of Section 11.08, nothing in this Article 6, express or implied, (a) is intended to or shall confer upon any Person other than the parties hereto, including any Company Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (b) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (c) shall create any obligation on the part of Seller, Buyer or any of their respective Affiliates to employ any Company Employee for any period following Closing.

Section 6.12.      Cooperation Regarding Employee Matters. Subject to Applicable Law, Seller agrees that it will, and will cause its Affiliates and their respective service providers to use reasonable efforts to, provide Buyer, its Affiliates and their respective service providers with access, on a schedule to be mutually agreed in good faith, to (i) all information reasonably requested by Buyer and its service providers to allow Buyer to comply with the provisions of this Article 6 and (ii) the employees of the Companies for purposes of communicating with such Company Employees regarding Buyer’s benefits programs and arrangements and facilitating enrollment therein.

Article 7
TAX MATTERS

Section 7.01.      Buyer Tax Covenants. Except as required under Section 7.08 hereof, Buyer covenants that it will not cause or permit any Company or any Affiliate of Buyer to (a) take any action on the Closing Date other than in the ordinary course of business that could give rise to any Tax liability or reduce any Tax Asset of Seller or any of its Affiliates or (b) make or change any Tax election with respect to the Company that would be effective on or before the Closing Date, in each case, without the prior written consent of Seller.

Section 7.02.      Tax Returns. (a) With respect to Tax Returns required to be filed by or with respect to the Company (“Company Returns”), Seller shall, or shall cause its Affiliates to, prepare or cause to be prepared and file or cause to be filed (i) all Company Returns that do not include any Post-Closing Tax Period and (ii) all Company Returns that relate to Combined Taxes. If Buyer is required by Applicable Law to file any Company Return prepared by Seller, Buyer shall file or cause to be filed any such Company Return, which shall be provided to Buyer at least five (5) Business Days prior to the due date for filing such Company Return under Applicable Law (taking into account any extensions thereof) and no later than two (2) Business Days prior to the due date for filing such Company Return, Seller shall, or shall cause its Affiliates to, pay to Buyer an amount equal to any Covered Taxes shown as due and payable with respect to such Company Return.

(b)            Except as set forth in Section 7.02(a), Buyer shall prepare or cause to be prepared and file or cause to be filed all Company Returns. Buyer shall prepare or cause to be prepared all such Company Returns that relate to a Straddle Period (“Straddle Period Returns”) in a manner consistent with the past practices of Seller, its Affiliates and the Company, except as required by Applicable Law. Buyer shall deliver to Seller a draft of any Straddle Period Return for review by Seller no later than twenty (20) days prior to the due date for the filing of such Straddle Period Return (taking into account extensions), and Buyer shall cooperate in good faith with Seller or its designee to resolve any disagreements prior to the required due date for filing such Straddle Period Return. If the parties are unable to resolve all open issues with respect to any such Straddle Period Return, such open issues shall be referred to the Auditor no later than five (5) days prior to the due date for filing such Straddle Period Return. No later than two (2) Business Days prior to the due date for filing any Straddle Period Return, Seller shall, or shall cause its Affiliates to, pay to Buyer an amount equal to the Covered Taxes shown as due and payable with respect to such Straddle Period Return. If, subsequent to the filing of any Straddle Period Return described in this paragraph, the Auditor determines that the Straddle Period Return was filed incorrectly, Buyer shall file an amended Straddle Period Return and Buyer shall pay to Seller or an Affiliate thereof designated by Seller an amount equal to all excess Taxes paid by Seller and its Affiliates with respect to such Straddle Period Return.

Section 7.03.      Transfer Taxes. All Transfer Taxes incurred in connection with transactions contemplated by this Agreement (including, for the avoidance of doubt, any real property transfer Tax and any similar Tax) shall be paid by 50% by Buyer and 50% by Seller when due. The parties shall cooperate and share the expenses of preparing and filing all necessary Tax Returns with respect to all such Taxes.

Section 7.04.      Tax Sharing. Any and all existing Tax Sharing Agreements between any Company, on the one hand, and Seller or any of its Affiliates, on the other hand, shall be terminated as of the Closing Date. After such date none of the Companies, Seller or any Affiliate of Seller shall have any further rights or liabilities thereunder.

Section 7.05.      Cooperation on Tax Matters. (a) Buyer and Seller shall, and shall cause their respective Affiliates (including, in the case of Buyer, the Companies after the Closing Date) to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return or the conduct of any Action with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to the preparation of any such Tax Return or the conduct of any such Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller agree, and agree to cause their respective Affiliates (including, in the case of Buyer, the Companies after the Closing Date) to (i) retain all books and records with respect to Tax matters pertinent to the Companies until the expiration of any applicable statute of limitations, and to abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority and (ii) use commercially reasonable efforts to provide the other party with at least 30 days’ prior written notice before destroying any such books and records, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records. Notwithstanding the foregoing, Seller shall not be required to transfer to Buyer any books, records or information to the extent they relate to Combined Taxes. Without limiting the foregoing, Buyer shall prepare and provide to Seller a binder of tax and financial information materials in form and substance consistent with each Company’s historical practices, including, fixed asset-related data and other schedules and work papers to be used for financial statement reporting by Seller and to enable Seller to prepare and file all Tax Returns required to be prepared and filed with respect to the Companies (or any Tax items of the Companies) in accordance with this Agreement (the “Tax Binder”). Buyer shall use commercially reasonable efforts to deliver the Tax Binder to Seller no later than ninety (90) days after the Closing Date, provided that, in the event the Closing occurs after November 15, 2019, Buyer shall use commercially reasonable efforts to deliver the Tax Binder to Seller no later than February 15, 2020.

(b)            Buyer and Seller further agree, and agree to cause their respective Affiliates (including, in the case of Buyer, the Companies after the Closing Date), to, upon request, use all reasonable efforts to obtain any certificate or other document from any Governmental Authority or customer of any Company or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Section 7.06.      Tax Allocation. Annex B attached hereto sets forth an allocation of the Purchase Price for U.S. federal income tax purposes among the assets of the Company (the “Closing Tax Allocation Statement”). No later than sixty (60) days after the date on which the Final Closing Statement becomes conclusive, Seller shall deliver to Buyer its IRS Form 8883 (or successor or comparable form with respect to the Section 336(e) Election (as defined below) and any corresponding form under applicable state or local law) allocating the “aggregate deemed asset disposition price” (as such term is defined in Treasury Regulations Section 1.336-3) among such assets in accordance with the Treasury Regulations promulgated under Section 336(e) (the “Seller Form 8883”). The Seller Form 8883 shall be prepared in a manner consistent with the allocation set forth in the Closing Tax Allocation Statement, except for any adjustments to reflect any adjustment to the Purchase Price made under this Agreement. Buyer, Seller and each of their respective Affiliates shall file all Tax Returns in a manner consistent with the Closing Tax Allocation Statement and the Seller Form 8883 and none of the parties will voluntarily take any position inconsistent with such statements in any inquiry, assessment, Action or other similar event relating to Taxes.

Section 7.07.      Purchase Price Adjustment. Any amount paid by Seller or Buyer under Article 7 or Article 9 shall be treated as an adjustment to the Purchase Price for income tax purposes to the extent permitted by Applicable Law.

Section 7.08.      Section 336(e) Election. Buyer, Seller and the Target Company agree to make a timely election under Code Section 336(e) (and any corresponding elections under state and local tax law) with respect to the Target Company (the “Section 336(e) Election”), and to file such election in accordance with Applicable Law. As soon as reasonably practicable after the Closing, Buyer, Seller and the Target Company shall execute the Section 336(e) Election Agreement. Seller (as the common parent of Seller’s consolidated group) will retain a copy of the Section 336(e) Election Agreement. Seller shall attach to its U.S. consolidated federal income Tax Return for the taxable year that includes the Closing Date a Section 336(e) Election statement prepared in accordance with Treasury Regulation Section 1.336-2(h)(5) and (6) (the “Section 336(e) Election Statement”) and shall provide a copy of the Section 336(e) Election Statement to the Target Company on or before the due date of such Tax Return. Buyer and Seller shall execute and deliver to each other such documents or forms as each party shall reasonably request or as are required by Applicable Law to effect the Section 336(e) Election. Seller shall include any income, gain, loss, deduction, or other Tax item resulting from the Section 336(e) Election on its Tax Returns to the extent required by Applicable Law. Within 30 days following the completion of the U.S. federal income Tax Return of the Target Company for the year that ends on the Closing Date, Buyer shall pay an amount to Seller equal to the excess, if any, of (x) the Taxes borne by Seller as a result of the transactions contemplated by this agreement over (y) the amount of Taxes that would have been borne by Seller with respect to such transactions had the parties not made the Section 336(e) Election, in each case as reasonably determined by the parties. Any such payment shall be treated as an adjustment to the Purchase Price and corresponding changes shall be made to the Closing Tax Allocation Statement.

Section 7.09.      Tax Indemnification. (a) Seller hereby indemnifies Buyer for, and agrees to hold Buyer harmless from, any and all Damages to the extent actually suffered or incurred by Buyer arising out of any Covered Tax (a “Seller Indemnified Tax Loss”); provided that Seller shall have no liability for any Seller Indemnified Tax Loss to the extent that such Seller Indemnified Tax Loss was taken into account as a liability in the determination of Closing Net Working Capital or Closing Indebtedness.

(b)            For purposes of this Agreement, in the case of a Straddle Period, (x) the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (to the extent reasonably practicable taking into account the Company’s accounting systems and in a manner consistent with prior practice of the Company), and (y) the amount of other Taxes (other than Transfer Taxes) of the Company for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)            If any claim or demand for Taxes that could reasonably be expected to give rise to a Seller Indemnified Tax Loss is asserted by any Taxing Authority, Buyer or the Company shall notify Seller of such claim or demand promptly but not later than the time that would allow Seller to timely respond to such claim or demand, and shall give Seller such information with respect thereto as Seller may reasonably request. Seller may discharge, at any time, its indemnification obligation under this Section 7.09 in respect of a Seller Indemnified Tax Loss by paying Buyer or the Company, as applicable, the amount of such Seller Indemnified Tax Loss, calculated on the date of such payment. Seller may, at its own expense, participate in and, upon notice to Buyer or the Company, as applicable, assume the defense of any such Action (including any Tax audit). If Seller assumes such defense of any such Action, Seller shall have the sole discretion as to the conduct of such defense (including the right to settle such Action except that, if such settlement will have an adverse effect that is material on Buyer or the Company, Seller shall only settle such matter with Buyer’s prior written consent, which consent shall not be unreasonably withheld); provided that if such Action relates to a Straddle Period, Buyer shall have the right to participate in such defense at its own expense. Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

Section 7.10.      Refunds. Buyer shall promptly pay or cause to be paid to Seller or an Affiliate thereof designated by Seller all refunds of Taxes and interest thereon received by Buyer or any Affiliate of Buyer (including the Company) attributable to Taxes paid by Seller, its Affiliates or the Company with respect to any Pre-Closing Tax Period, in each case net of any Taxes incurred by Buyer or its Affiliates as a result of receipt of such refunds. Notwithstanding the foregoing, Buyer shall have no obligation to pay to Seller any such refunds to the extent reflected in the calculation of Closing Net Working Capital.

Section 7.11.      Survival. Notwithstanding anything in this Agreement to the contrary, including Article 9, the covenants and agreements contained in Article 7 shall survive for the full period of all statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

Article 8
CONDITIONS TO CLOSING

Section 8.01.      Conditions to Closing. (a) The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions (any or all of which may be waived by Buyer and Seller, together, in whole or in part to the extent permitted by Applicable Law):

(i)            any applicable waiting period under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated; and

(ii)            there shall not be in force an injunction or order of any court of competent jurisdiction in the United States enjoining, prohibiting or rendering illegal the consummation of the Closing.

(b)            The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by Applicable Law):

(i)            (A) the Seller Fundamental Warranties contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all material respects, as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, and (B) the representations and warranties of Seller, other than the Seller Fundamental Warranties, contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except, in each case, for any inaccuracy or omission that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(ii)            the covenants of Seller to be performed prior to the Closing shall have been performed in all material respects (or any non-performance shall have been cured to the extent necessary to satisfy this condition);

(iii)            Buyer shall have received a certificate signed by an executive officer of Seller to the effect of the foregoing clauses (i) and (ii); and

(iv)            Since the date of this Agreement, there shall not have occurred any event that, individually or in the aggregate with all other effects since the date of this Agreement, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)            The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by Applicable Law):

(i)            (A) the Buyer Fundamental Warranties contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all material respects as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, and (B) the representations and warranties of Buyer, other than Buyer Fundamental Warranties, contained in this Agreement shall, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except any inaccuracy or omission that would not reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby;

(ii)           the covenants of Buyer to be performed prior to the Closing shall have been performed in all material respects (or any non-performance shall have been cured to the extent necessary to satisfy this condition); and

(iii)          Seller shall have received a certificate signed by an executive officer of Buyer to the effect of the foregoing clauses (i) and (ii).

(d)            All conditions to the Closing shall be deemed to have been satisfied or waived from and after the consummation of the Closing. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by the failure of Seller, on the one hand, or Buyer, on the other hand, respectively, to comply with its obligations under this Agreement.

Article 9
SURVIVAL; INDEMNIFICATION

Section 9.01.      Survival. The representations and warranties of the parties hereto contained in this Agreement shall not survive the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to, at or after the Closing, on the part of any party, its Affiliates, and their respective directors, officers, employees, stockholders, partners, members, advisors or other Representatives; provided that the representations and warranties contained in Section 3.08 shall survive indefinitely or until the latest date permitted by Applicable Law and the representations and warranties contained in Sections 3.01 (solely the first sentence thereof), 3.03, 3.06 and 3.21 (all of the foregoing, the “Seller Fundamental Warranties”) and 4.01, 4.02, 4.08 and 4.09 (the “Buyer Fundamental Warranties” and together with the Seller Fundamental Warranties, the “Fundamental Warranties”) shall survive until the first anniversary of the Closing Date. The covenants and agreements of the parties hereto contained in this Agreement, or in any certificate or other writing delivered pursuant hereto or in connection herewith, shall survive the Closing until the first anniversary of the Closing Date, except to the extent that those covenants and agreements by their terms are to be performed in whole or in part at or after the Closing, which covenants shall survive in accordance with their terms; provided that the covenants set forth in Section 5.06, Section 5.10(a), Section 5.13 and Article 11 shall survive indefinitely or until the latest date permitted by Applicable Law. Notwithstanding the preceding sentences, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence if notice of the inaccuracy thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 9.02.      Indemnification. (a) Effective at and after the Closing, Seller hereby indemnifies Buyer and its Affiliates against and agrees to hold each of them harmless from any and all Damages actually suffered by Buyer or any of its Affiliates arising out of any (i) misrepresentation or breach of any Seller Fundamental Warranty (each such misrepresentation and breach of warranty, a “Seller Warranty Breach”) or (ii) breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement (clauses (i) and (ii), collectively the “Seller Breaches”).

(b)            Effective at and after the Closing, Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages actually suffered by Seller or any Affiliate of Seller arising out of any (i) misrepresentation or breach of any Buyer Fundamental Warranty (each such misrepresentation and breach of warranty, a “Buyer Warranty Breach”) or (ii) breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement (clauses (i) through (ii), collectively, the “Buyer Breaches”).

(c)            Any indemnification pursuant to this Section 9.02 shall be subject to the procedures and limitations set forth in Sections 9.03, 9.04, 9.05 and 9.06.

Section 9.03.      Third Party Claim Procedures. (a) The party seeking indemnification under Section 9.02 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Indemnifying Party.

(b)            The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 9.03, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.

(c)            If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 9.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of such Third Party Claim, if the settlement does not expressly unconditionally release the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(d)            The Indemnified Party shall not admit liability in respect of any Third Party Claim, nor enter into any settlement of such Third Party Claim, without the prior written consent of the Indemnifying Party.

(e)            Each party shall cooperate, and cause its Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 9.04.      Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 9.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Indemnifying Party. Following such notice, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 11.11.

Section 9.05.      Calculation of Damages. (a) The amount of any Damages payable under Section 9.02 by the Indemnifying Party shall be net of any (i) amounts recovered or recoverable by the Indemnified Party under applicable insurance policies, or from any other Person alleged to be responsible therefor and (ii) the amount of any Tax benefit actually realized by the Indemnified Party as a result of the incurrence of the relevant Damages. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b)            The Indemnifying Party shall not be liable under Section 9.02 for any Damages relating to any matter to the extent that (i) such matter has been taken into account in connection with the Purchase Price adjustment under Section 2.06, or (ii) there is included in the Financial Statements a specific liability or reserve relating to such matter.

(c)            Each Indemnified Party must mitigate in accordance with Applicable Law any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) within two Business Days after the benefit is received.

(d)            Each Indemnified Party shall use reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 9.02.

Section 9.06.      Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 9.02 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 9.07.      No Right to Set-Off. Buyer, on its own behalf and on behalf of its Affiliates (including after Closing, the Companies), hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that Buyer and its Affiliates have or may have with respect to the payment of the Purchase Price or any other payments to be made by Buyer to Seller pursuant to this Agreement or any other Transaction Agreement.

Section 9.08.      Release. Seller, on behalf of itself and each of its Subsidiaries and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Releasing Parties”), and Buyer, on behalf of its Subsidiaries (including the Companies) and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Releasing Parties” and, together with the Seller Releasing Parties, the “Releasing Parties”), in exchange for the consideration set forth herein, hereby consents to the transactions contemplated under this Agreement and each other agreement, document or instrument referred to in or contemplated by this Agreement. Effective as of the Closing (but only if the Closing actually occurs), except for any rights or obligations under this Agreement and the other Transaction Agreements, each of the Releasing Parties hereby irrevocably and unconditionally releases and forever discharges each of the Released Parties (as defined below) from and against any and all Actions, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Companies, the Business or any actions taken or failed to be taken by any of the Released Parties in any capacity related to Companies or the Business occurring or arising on or prior to the Closing Date. For purposes of this Agreement, “Released Parties” means, (x) with respect to any Seller Releasing Party, each Company, Buyer and its Affiliates and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing and (y) with respect to any Buyer Releasing Party, Seller and its Affiliates (excluding the Companies) and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing.

Section 9.09.      Covenant Not to Sue. From and after the Closing and notwithstanding any applicable statute of limitations, (a) neither Buyer nor the Companies shall, and each of Buyer and the Companies shall cause their respective Affiliates to, bring any Action against Seller or its Affiliates, whether at law or in equity, with respect to any of the rights or claims waived and released by Buyer and the Companies (on behalf of itself and its Affiliates) hereunder and (b) Seller shall, and shall cause its respective Affiliates not to, bring any Action against Buyer or the Companies or their Affiliates, whether at law or in equity, with respect to any of the rights or claims waived and released by Seller (on behalf of itself and its Affiliates) hereunder.

Section 9.10.      Exclusivity. (a) Except as set forth in the last sentence of this Section 9.10(a) or in the case of Actual Fraud, and effective as of the Closing, Buyer, on behalf of itself and its Releasing Parties, waives any rights and claims Buyer or any of its Releasing Parties may have against Seller or any Releasing Party of Seller, whether in law or in equity, relating to the Shares, the Business, this Agreement or the transactions contemplated hereby. The rights and claims waived by Buyer and its Affiliates include claims for contribution or other rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. After the Closing, Sections 9.02 and 11.13 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby (other than claims with respect to the determination of the Adjustment Amount, which shall be resolved in accordance with Section 2.06).

(b)            For purposes of this Agreement, “Actual Fraud” means the making by a party hereto, to another party hereto, of an express representation or warranty contained in this Agreement by the first such party; provided, that at the time such representation or warranty was made by such party, (i) such representation or warranty was inaccurate, (ii) such party had actual knowledge (meaning without imputed or constructive knowledge, and without any duty of inquiry or investigation) that such representation or warranty was inaccurate, (iii) in making such representation or warranty the Person(s) with knowledge of the inaccuracy thereof had the intent to deceive such other party and to induce such other party to enter into this Agreement, and (iv) such other party acted in reasonable reliance on such representation or warranty and suffered damages as a result of such reliance. For the sake of clarity, any Actual Fraud claim brought against Seller shall require proving each of the elements set forth in clauses (i) through (iv) of the foregoing sentence with respect to Seller, and Seller shall not be responsible for the Actual Fraud of any other Person. For the avoidance of doubt, “Actual Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

Section 9.11.      R&W Insurance Policy. Buyer agrees that if Buyer or any of its Affiliates obtains or binds a representations and warranties insurance policy with respect to any of the representations or warranties set forth in Article 3 of this Agreement (each, a “R&W Insurance Policy”), each such R&W Insurance Policy shall at all times provide that:

(a)            the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against Seller or any of its Affiliates, except for Actual Fraud by Seller;

(b)            Seller is a third party beneficiary of such waiver; and

(c)            Buyer shall have no obligation to pursue any claim against Seller in connection with any damage, loss, liability or expense.

Section 9.12.      Materiality. For purposes of determining whether there has been any inaccuracy in or breach of any representation or warranty contained herein for purposes of this Article 9, and for purposes of determining the amount of Damages resulting therefrom pursuant to this Article 9, any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty shall be disregarded.

Article 10
TERMINATION

Section 10.01.  Termination. (a) This Agreement may be terminated at any time prior to the Closing:

(i)            by mutual written agreement of Seller and Buyer;

(ii)            by either Seller or Buyer if Closing has not occurred on or before December 28, 2019 (the “End Date”); provided that (A) if all conditions specified in Article 8 have been satisfied or waived as of such date (or, with respect to those conditions which, by their nature can only be satisfied at the

Closing, would reasonably be capable of satisfaction as of such date), other than the conditions set forth in Section 8.01(a)(i) and Section 8.01(a)(ii) (if the order or injunction relates to the matters referenced in Section 8.01(a)(i)), then the End Date shall be extended to February 26, 2020, if either Buyer or Seller notifies the other party in writing on or prior to December 28, 2019 of its election to extend the End Date to February 26, 2020; (B) if all conditions specified in Article 8 have been satisfied or waived as of February 26, 2020 (or, with respect to those conditions which, by their nature can only be satisfied at the Closing, would reasonably be capable of satisfaction as of such date), other than the conditions set forth in Section 8.01(a)(i) and Section 8.01(a)(ii) (if the order or injunction relates to the matters referenced in Section 8.01(a)(i)), then the End Date shall be further extended to April 26, 2020, if either Buyer or Seller notifies the other party in writing on or prior to February 26, 2020 of its election to extend the End Date to April 26, 2020; and (C) if all conditions specified in Article 8 have been satisfied or waived as of April 26, 2020 (or, with respect to those conditions which, by their nature can only be satisfied at the Closing, would reasonably be capable of satisfaction as of such date), other than the conditions set forth in Section 8.01(a)(i) and Section 8.01(a)(ii) (if the order or injunction relates to the matters referenced in Section 8.01(a)(i)), then the End Date shall be further extended to June 25, 2020, if either Buyer or Seller notifies the other party in writing on or prior to April 26, 2020 of its election to extend the End Date to June 25, 2020; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(a)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to have occurred by such time;

(iii)            by either Seller or Buyer if the Closing would violate any non-appealable, final injunction or order of any court of competent jurisdiction, in the United States;

(iv)            by Buyer if there is any material breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, such that the conditions specified in Section 8.01(b)(i) or Section 8.01(b)(ii) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Seller, then, for a period of up to 30 days after receipt by Seller of notice from Buyer of such breach (the “Seller Cure Period”) such termination shall not be effective and the End Date shall be automatically extended until the first Business Day following the end of the Seller Cure Period, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period;

(v)            by Seller if there is any material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 8.01(c)(i) or Section 8.01(c)(ii) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer, then, for a period of up to 30 days after receipt by Buyer of notice from Seller of such breach (the

“Buyer Cure Period”) such termination shall not be effective and the End Date shall automatically be extended until the first Business Day following the end of the Buyer Cure Period, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period; or

(vi)            by Seller if (1) all of the conditions set forth in Sections 8.01(a) and 8.01(b) have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if Closing were to occur at such time) and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of this Agreement), (2) Seller has given written notice to Buyer that it is ready, willing and able to take the actions within its control to consummate the Closing and (3) Buyer has failed to consummate the transactions contemplated by this Agreement on or prior to the date on which the Closing should have occurred pursuant to Section 2.03.

(b)            The party desiring to terminate this Agreement pursuant to Section 10.01(a)(ii), 10.01(a)(iii), 10.01(a)(iv), 10.01(a)(v) or 10.01(a)(vi) shall give written notice of such termination to the other party.

Section 10.02.  Effect of Termination. Except as otherwise set forth in Section 10.03, if this Agreement is terminated as permitted by Section 10.01, such termination shall be without liability hereunder of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party to this Agreement; provided that the provisions of Sections 1.01 and 5.07, this Section 10.02, Section 10.03 and Article 11 (other than Section 11.02) shall survive any such termination of this Agreement; provided, further, that if such termination shall result from the willful (i) failure of a party to fulfill a condition to the performance of the obligations of the other party or (ii) failure to perform a covenant of this Agreement, such party shall be fully liable, subject to the provisions and limitations set forth in Section 10.03, for any and all damages and liabilities of any kind, character or description incurred or suffered by another party as a result of such failure or breach; provided, further, that a failure of Buyer to consummate the transactions contemplated hereby in breach of this Agreement shall be deemed to be willful for all purposes hereunder whether or not Buyer had sufficient funds available to consummate such transactions.

Section 10.03.  Termination Fee and Related Matters. (a) If this Agreement is terminated by Seller pursuant to Section 10.01(a)(iii) (solely in respect of an injunction or order in respect of matters related to the Antitrust Laws), Section 10.01(a)(v) (due to Buyer’s breach of Section 5.03(a) in respect of matters related to Antitrust Laws) or Section 10.01(a)(ii), and, in each case, at the time of such termination, all of the conditions set forth in Section 8.01(a) (other than (x) the condition set forth in Section 8.01(a)(i) and (y) the condition set forth in Section 8.01(a)(ii) solely in respect of an injunction or order in respect of matters related to the Antitrust Laws) and Section 8.01(b) have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on the date of such termination), then Buyer shall pay to Seller (or an Affiliate designated by Seller) an amount in cash equal to $35,000,000 by wire transfer in immediately available funds (the “Termination Fee”) within two Business Days of such termination (or, in the case of any such termination by Buyer pursuant to Section 10.01(a)(ii) or Section 10.01(a)(iii), prior to or concurrently with and as a condition precedent to such termination), it being understood that in no event shall Buyer be required to pay the Termination Fee more than once. Each of the parties hereto agrees, on behalf of itself and its respective Affiliates, that (x) the liabilities and damages that may be incurred or suffered by Seller in circumstances in which the Termination Fee is payable are uncertain and difficult to ascertain, (y) the Termination Fee represents a reasonable estimate of probable liabilities and damages incurred or suffered by Seller in these circumstances and (z) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by any party to be or be construed as a penalty, and each party expressly waives any right to argue, assert or claim any of the foregoing in any dispute among the parties and/or any of their respective Affiliates arising out of this Agreement.

(b)            In the event that (i) this Agreement is terminated pursuant to Section 10.01(a) and (ii) the Termination Fee is payable under Section 10.03(a), Seller’s receipt of the Termination Fee in full shall be the sole and exclusive remedy of Seller against Buyer and its former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, stockholders, Affiliates and assignees (collectively, but excluding Buyer, the “Buyer Related Parties”) and the Financing Parties for any damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and neither Buyer nor any Buyer Related Party nor any Financing Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided that the foregoing shall not limit the ability of Seller or the Companies to recover reimbursement for costs and expenses or interest pursuant to Section 10.03(c), and any such reimbursement or interest shall not reduce the amount of the Termination Fee; and provided, further, that nothing in this Section 10.03(b) shall restrict (x) the availability to Seller of any remedies in connection with Actual Fraud or any willful breach of any representation, warranty, covenant or agreement contained in this Agreement, for which all applicable legal and equitable remedies (in addition to the recovery of the Termination Fee) shall be available to Seller, or (y) Seller’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 11.13 (provided that, for the avoidance of doubt, the remedies referenced in the provisos in this Section 10.03(b) shall in no event be available against any Financing Party).

(c)            Buyer acknowledges that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seller would not enter into this Agreement. Accordingly, if Buyer fails promptly to pay any amount due pursuant to this Section 10.03, it shall also pay any costs and expenses incurred by Seller in connection with enforcing this Agreement (including by legal action), together with interest on the amount of such unpaid fee, costs and expenses, at a rate per annum equal to 8% from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Article 11
MISCELLANEOUS

Section 11.01.  Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer to:

MIWD Holding Company LLC
650 W. Market Street
Gratz, PA 17030
Attention: Matt DeSoto, CEO
Facsimile No.: (717) 365-6353
E-mail: matt.desoto@miwd.com

with a copy (which shall not constitute notice) to:

Stevens & Lee
17 N. 2nd Street
16th Floor
Harrisburg, PA 17101
Attention: Christopher M. Cicconi
Facsimile No.: (610) 371-7363
E-mail: cmc@stevenslee.com

if to Seller to:

Masco Corporation
17450 College Parkway
Livonia, MI 48152
Attention: General Counsel
Facsimile No.: (313) 792-6430 (attn.: General Counsel)
E-mail: ken_cole@mascohq.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: John D. Amorosi
Harold Birnbaum
Facsimile No.:   (212) 701-5010

   (212) 701-5678

E-mail:    john.amorosi@davispolk.com

harold.birnbaum@davispolk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received during Working Hours in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02.  Seller Disclosure Schedule. Seller has set forth information on the Seller Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Seller Disclosure Schedule need not be set forth in any other section so long as its relevance to such other section of the Seller Disclosure Schedule or section of this Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (i) the Seller Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by Seller of any matter in the Seller Disclosure Schedule shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

Section 11.03.  Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto; provided, however, that Buyer may assign all or any portion of its rights and interests herein (including the right to purchase the Shares from Seller) to Buyer’s Subsidiaries, it being understood and agreed that no such assignment shall release any liability or obligation of Buyer hereunder or under any of the Transaction Agreements or expose Seller to any liability (including with respect to Tax). Notwithstanding anything to the contrary herein, Buyer shall be permitted to collaterally assign its rights and remedies under this Agreement and the other Transaction Agreements to any Debt Financing Source in respect of the Debt Financing, but no such assignment shall relieve any such assignor of its obligations under this Agreement or any of the Transaction Agreements or expose Seller to any liability (including with respect to Tax).

Section 11.04.  Entire Agreement. This Agreement, the Confidentiality Agreement and the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 11.05.  Amendment and Waiver. (a) Any provision of this Agreement may be amended, modified or waived if, but only if, such amendment, modification or waiver is in writing and is signed by Buyer and Seller in the case of an amendment or modification or, in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding anything to the contrary herein, none of the Debt Financing Provisions may be amended, modified or waived in a manner adverse to the Debt Financing Sources without the prior consent of the Debt Financing Sources.

(b)            At any time prior to the Closing, Seller may (i) extend the time for the performance of any of the obligations or other acts of Buyer contained herein, (ii) waive any inaccuracies in the representations and warranties of Buyer contained herein or in any document, certificate or writing delivered by Buyer pursuant hereto or (iii) waive compliance by Buyer with any of the agreements or conditions contained herein. At any time prior to the Closing, Buyer may (A) extend the time for the performance of any of the obligations or other acts of Seller contained herein, (B) waive any inaccuracies in the representations and warranties of Seller contained herein or in any document, certificate or writing delivered by Seller pursuant hereto or (C) waive compliance by Seller with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

(c)            No failure or delay by any party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof or preclude its exercise at any subsequent time nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 9.11, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.06.  Costs. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party (including its Affiliates) incurring such cost or expense.

Section 11.07.  Severability. Each term, provision, covenant and restriction of this Agreement is severable. If any such term, provision, covenant or restriction is held by a court of competent jurisdiction to be invalid, void or unenforceable, (a) it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute term, provision, covenant or restriction (as applicable), the effect of which is as close to its intended effect as possible; and (b) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 11.08.  Third Party Rights. Except for Section 5.10, Section 9.08 and Section 11.09, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person, other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, the Debt Financing Sources shall be third party beneficiaries of each of the Debt Financing Provisions.

Section 11.09.  Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Buyer waives and will not assert, and agrees to cause the Companies to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of Seller, or any shareholder, officer, employee or director of any Company (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, including any Action between or among Buyer or its Affiliates, any Company and any Designated Person, by Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company in connection with this Agreement or any other agreements or transactions contemplated thereby (whether or not such legal counsel also represented Seller) (the “Current Representation”), even though the interests of such Designated Person may be directly adverse to Buyer or its Affiliates or any Company.

(b)            It is the intention of the parties hereto that all rights to any attorney-client privilege applicable to communications between Davis Polk & Wardwell LLP and any other legal counsel currently representing any Company in connection with the Current Representation (whether or not such legal counsel also represented Seller) (the “Attorney-Client Privilege”) shall be retained (or assigned to Seller to the extent necessary) and controlled solely by Seller (and not any such Company); provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby. Accordingly, the Companies shall not have access to any such communications, or to the files of Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company (whether or not such legal counsel also represented Seller) in connection with the Current Representation, from and after the Closing. The Attorney-Client Privilege shall survive the Closing and shall remain in effect. In furtherance of the foregoing, each of the parties hereto agrees to take the steps necessary to ensure that the Attorney-Client Privilege survives Closing and remains in effect and be assigned to (to the extent necessary) and controlled by Seller. Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and its Affiliates shall be the sole holders of the attorney-client privilege with respect to the Current Representation, and the Companies shall not be holders thereof, (ii) to the extent that files of Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company or any of its Subsidiaries in connection with the Current Representation (whether or not such legal counsel also represented Seller) constitute property of a client, only Seller and its Affiliates shall hold such property rights and (iii) with respect to any privileged attorney-client communications (the “Privileged Communications”) between Davis Polk & Wardwell LLP and any other legal counsel currently representing any Company in connection with the Current Representation (whether or not such legal counsel also represented Seller) prior to the Closing Date, Buyer and the Companies, together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action or claim against or involving any of the parties hereto after the Closing.

(c)            Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Companies), that in the event of a dispute between Seller or an Affiliate of Seller, on the one hand, and any Company, on the other hand, arising out of or relating to any matter in which Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company or any of its Subsidiaries in connection with the Current Representation jointly represented both (i) Seller and (ii) any Company, if applicable, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege or any work product doctrine will protect against or prevent disclosure by Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company in connection with the Current Representation to Seller or an Affiliate of Seller of any information or documents developed or shared during the course of any such joint representation.

(d)            In the event that any third party shall seek to obtain from Buyer or its Affiliates (including, after the Closing, any Company) attorney-client communications involving Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company in connection with the Current Representation, then Buyer shall notify Seller of such application sufficiently in advance of any hearing on the application to permit Seller to participate in any such proceedings.

Section 11.10.  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, and by each party on separate counterparts. Each such counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of a counterpart hereof by e-mail attachment, facsimile or scanned pages shall be an effective mode of delivery.

Section 11.11.  Jurisdiction. (a) The parties hereto agree that, except as set forth in Section 2.06, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

(b)            Notwithstanding the foregoing in Section 11.11(a), each of the parties agrees that it will not bring or support any suit, action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or the Transaction Agreements or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance of the transactions related thereto, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York located in the County of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in the immediately preceding sentences of Section 11.11 mutatis mutandis but with respect to the courts specified in this sentence of Section 11.11.

Section 11.12.  Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.13.  Specific Performance. (a) The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 11.13(b), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement by any other party, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. To the extent any party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the End Date shall automatically be extended to (i) the 20th Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

(b)            Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that:

(i)            Seller shall be entitled to specific performance to cause Buyer to effect the Closing in accordance with Section 2.03 and pay any amounts that may become due at the Closing hereunder only if (w) all of the conditions set forth in Sections 8.01(a) and 8.01(b) have been satisfied or waived by Buyer (other than those conditions that by their terms or nature are to be satisfied at the Closing and those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of this Agreement), (x) the Financing has been or is reasonably expected to be funded at the Closing, (y) Seller has confirmed in writing that if specific performance is granted and the Financing is funded, then it is ready, willing and able to take the actions within its control to consummate the Closing, and (z) Buyer fails to consummate the Closing on or prior to the date when the Closing should have occurred pursuant to Section 2.03; and

(ii)            Seller shall be entitled to specific performance to cause Buyer to enforce the terms of the Debt Commitment Letter.

Section 11.14.  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (INCLUDING ANY COUNTERCLAIM) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE, INCLUDING ANY ACTION AGAINST THE DEBT FINANCING SOURCES ARISING OUT OF, OR RELATING TO, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE FINANCING. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH LEGAL PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 11.15.  Non-Recourse Against Debt Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, the parties hereto hereby agree that no Debt Financing Source shall have any liability to Seller or any of its Affiliates relating to or arising out of this Agreement, any of the Transaction Agreements or the Financing (including any claim for any losses suffered as a result of any breach of this Agreement, any of the Transaction Agreements or the terms of the Financing), or any document related thereto (including any willful breach thereof), or the failure of the transactions contemplated hereby or thereby to be consummated, whether at law or equity, in contract or in tort or otherwise, and neither Seller nor any of its Affiliates shall have any rights or claims whatsoever against any of the Debt Financing Sources under this Agreement, any of the Transaction Agreements or in connection with the Financing, whether at law or equity, in contract or in tort, or otherwise. Seller hereby agrees, on behalf of itself and its Affiliates, that none of the Debt Financing Sources shall have any liability or obligations to Seller or any of its Affiliates relating to this Agreement, any of the Transaction Agreements or any of the transactions contemplated herein or therein (including with respect to the Financing). Notwithstanding the foregoing, nothing herein shall affect the rights of Buyer against the Debt Financing Sources with respect to the Financing or any of the transactions contemplated hereby or any services thereunder. This Section 11.15 is intended to benefit and may be enforced by the Debt Financing Sources and shall be binding on all successors and assigns of Seller.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first written above.

MIWD HOLDING COMPANY LLC

By:	/s/ Matt DeSoto
Name: Matt DeSoto
Title: CEO

MASCO CORPORATION

By:	/s/ John G. Sznewajs
Name: John G. Sznewajs
Title: